Exhibit 2.2
Execution Copy

STOCK PURCHASE AGREEMENT
among
TARGET SOFTWARE, INC.,
TARGET ANALYSIS GROUP, INC.,
ALL OF THE STOCKHOLDERS OF TARGET SOFTWARE, INC.,
AND TARGET ANALYSIS GROUP, INC.,
Charles Longfield, as Stockholder Representative
and
BLACKBAUD, INC.
January 16, 2007

TABLE OF CONTENTS

ARTICLE I	DEFINED TERMS; RULES OF CONSTRUCTION	4

1.1	Defined Terms	4
1.2	Usage	4

ARTICLE II	PURCHASE AND SALE OF SHARES; PURCHASE PRICE, POST-CLOSING ADJUSTMENT AND RELATED MATTERS	5

2.1	Purchase and Sale of Shares	5
2.2	Purchase Price; Allocation of Payments	6
2.3	Intentionally Deleted	6
2.4	Earnout Payment; Procedures	6
2.5	Treatment of Stock Options	9

ARTICLE III	CLOSING	9

3.1	Time and Place	9
3.2	Closing Deliveries of the Target Stockholders	9
3.3	Closing Deliveries of the Target Entities	10
3.4	Buyer Closing Deliveries	10

ARTICLE IV	REPRESENTATIONS AND WARRANTIES REGARDING THE TARGET ENTITIES	11

4.1	Organization; Good Standing; Power	11
4.2	Authorization; Validity of Agreement	11
4.3	No Conflicts; Consents	12
4.4	Capitalization; Subsidiaries	12
4.5	Financial Condition	12
4.6	Absence of Changes or Events	13
4.7	Assets	15
4.8	Real Property and Leases	16
4.9	Intellectual Property	16
4.10	Material Contracts	20
4.11	Permits	21
4.12	Taxes	22
4.13	Proceedings	24
4.14	Benefit Plans	24
4.15	Employee and Labor Matters	26
4.16	Compliance with Applicable Laws	26
4.17	Environmental Matters	27
4.18	Brokers	28
4.19	Inventory	28
4.20	Bank Accounts	28
4.21	Interest in Customers, Suppliers and Competitors	28
4.22	Insurance	28
4.23	Bankruptcy	29

4.24	Customers	29
4.25	Product Warranties	29
4.26	Product Liability	29
4.27	Disclosure	30

ARTICLE V	REPRESENTATIONS AND WARRANTIES REGARDING THE SHARES AND THE TARGET STOCKHOLDERS	30

5.1	Title to Shares	30
5.2	Adverse Agreements; Consents	30
5.3	No Adverse Litigation	30
5.4	Regulatory and Other Approvals	30
5.5	Power and Authority; Enforceability	31

ARTICLE VI	REPRESENTATIONS AND WARRANTIES OF BUYER	31

6.1	Organization, Standing, Qualification and Power	31
6.2	Authority; Execution and Delivery; and Enforceability	31
6.3	No Conflicts; Consent	31

ARTICLE VII	COVENANTS AND AGREEMENTS	32

7.1	Commercially Reasonable Efforts	32
7.2	Publicity	32
7.3	Employees and Employee Benefits	32
7.4	Code Section 338(h)(10) Election; Tax Allocation	33
7.5	Confidentiality	35
7.6	Noncompetition	35
7.7	Release	36
7.8	Additional Covenants	37

ARTICLE VIII	CONDITIONS PRECEDENT	37

8.1	Conditions to Obligations of Buyer	37
8.2	Conditions to the Obligations of the Target Entities and Target Stockholders	39
8.3	Effect of Closing	40

ARTICLE IX	INDEMNIFICATION	40

9.1	Survival	40
9.2	Indemnification	40
9.3	Nature of Obligations	41
9.4	Target Stockholder Representative	41
9.5	Third Party Claims	43
9.6	Treatment of Indemnification Payments; Loss Determination	44
9.7	Limitation of Liability	45
9.8	Escrow; Recourse to Earnout Payments for Certain Claims	45

ARTICLE X	GENERAL PROVISIONS	47

10.1	Assignment	47
10.2	No Third-Party Beneficiaries	47
10.3	Notices	47

10.4	Headings	48
10.5	Counterparts	48
10.6	Entire Agreement	48
10.7	Amendments and Waivers	48
10.8	Expenses	49
10.9	Severability	49
10.10	Governing Law	49
10.11	Arbitration	49
10.12	Costs, Expenses, and Attorneys Fees	50

APPENDIX

A	Defined Terms

EXHIBITS

A	Target Stockholders and Target Allocation Percentages
B	Form of Escrow Agreement
C	Form of Employment Agreement
D	Form of Noncompetition Agreement
E	Form of Promissory Note
F	Schedule of Exceptions
G	Form of Legal Opinion (Counsel to Target Entities)
H	Form of Legal Opinion (Counsel to Buyer)

SCHEDULES

2.4	Target Products
2.5	Exchange Payments
4.5	Target Transaction Expenses, Closing Indebtedness and Cash and Cash Equivalents
7.6	Excluded Stockholders

STOCK PURCHASE AGREEMENT
     This Stock Purchase Agreement (“Agreement”), dated as of January 16, 2007, by and among Blackbaud, Inc., a Delaware corporation (“Buyer”), Target Software, Inc., a Massachusetts corporation (“Target Software”), Target Analysis Group, Inc., a Delaware corporation (“Target Analysis”), the stockholders of Target Software and Target Analysis listed on Exhibit A hereto (respectively, the “Target Software Stockholders” and “Target Analysis Stockholders”, and collectively the “Target Stockholders”) and Charles Longfield as the representative of the Target Stockholders (the “Target Stockholder Representative”). Target Software and Target Analysis are referred to collectively herein as the “Target Entities” or individually as a “Target Entity”.
RECITALS
     A. The Target Stockholders own the number of issued and outstanding shares of the capital stock of the Target Entities set forth on Exhibit A hereto opposite their names (collectively, the “Shares”), which are all of the issued and outstanding capital stock of the Target Entities.
     B. Buyer desires to purchase the Shares from the Target Stockholders, and the Target Stockholders desire to sell the Shares to the Buyer, upon the terms and conditions of this Agreement.
     NOW, THEREFORE, in consideration of the recitals, and of the representations, warranties, covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:
ARTICLE I
DEFINED TERMS; RULES OF CONSTRUCTION
     1.1 Defined Terms. Capitalized terms used herein but not defined have the respective meanings given to such terms in Appendix A.
     1.2 Usage.
     (a) Interpretation. In this Agreement, unless a clear contrary intention appears:
          (i) the singular number includes the plural number and vice versa;
          (ii) reference to any Person includes such Person’s successors and assigns but, if applicable, only if such successors and assigns are not prohibited by this Agreement, and reference to a Person in a particular capacity excludes such Person in any other capacity or individually;

          (iii) reference to any gender includes each other gender;
          (iv) reference to any agreement, document or instrument means such agreement, document or instrument as amended or modified and in effect from time to time in accordance with the terms thereof;
          (v) “hereunder,” “hereof,” “hereto,” and words of similar import shall be deemed references to this Agreement as a whole and not to any particular Article, Section or other provision hereof;
          (vi) references to a “Section” that are not further qualified as to what document the Section is located in shall be deemed to refer to Sections of this Agreement;
          (vii) “including” (and with correlative meaning “include”) means including without limiting the generality of any description preceding such term;
          (viii) “or” is used in the inclusive sense of “and/or”;
          (ix) with respect to the determination of any period of time, “from” means “from and including” and “to” means “to but excluding”; and
          (x) references to documents, instruments or agreements shall be deemed to refer as well to all addenda, exhibits, schedules or amendments thereto.
     (b) Accounting Terms and Determinations. Unless otherwise specified herein, all accounting terms used herein shall be interpreted and all accounting determinations hereunder shall be made in accordance with GAAP.
     (c) Legal Representation of the Parties. This Agreement was negotiated by the parties with the benefit of legal representation, and any rule of construction or interpretation otherwise requiring this Agreement to be construed or interpreted against any party shall not apply to any construction or interpretation hereof.
ARTICLE II
PURCHASE AND SALE OF SHARES; PURCHASE PRICE, POST-CLOSING
ADJUSTMENT AND RELATED MATTERS
     2.1 Purchase and Sale of Shares. Subject to the terms and conditions set forth in this Agreement, at the Closing, the Target Stockholders shall sell, transfer, convey, assign and deliver to Buyer, and Buyer shall purchase, acquire and accept from such Target Stockholders, all of the Shares owned by the Target Stockholders, with the Target Stockholders delivering to Buyer certificates evidencing the Shares owned by the Target Stockholders, duly endorsed for transfer, and with Buyer making the payments to the Target Stockholders as described in Section 2.2.

     2.2 Purchase Price; Allocation of Payments. The purchase price to be paid by the Buyer to the Target Stockholders for the Shares shall equal the Initial Payment Amount, plus any Earnout Payment, where:
     (a) The “Initial Payment Amount” shall equal $54,050,000. At Closing, as set forth in Section 3.1, the Initial Payment Amount shall be allocated to and shall be distributable to the Target Stockholders pursuant to the Target Allocation Percentages set forth on Exhibit A, it being understood that as to any stockholder of a Target Entity, the Target Allocation Percentage shall be equal to the product of (i) the percentage of the outstanding common stock of such Target Entity that is held of record by such stockholder immediately prior to the Closing, multiplied by (ii) 0.5; and
     (b) Any Earnout Payment, up to a maximum amount of Two Million Four Hundred Thousand ($2,400,000), payable pursuant to Section 2.4 of this Agreement, shall be paid to the Target Stockholders pursuant to the Target Allocation Percentages set forth on Exhibit A.
     2.3 Intentionally Deleted.
     2.4 Earnout Payment; Procedures.
     (a) Earnout Payment. In addition to the Initial Payment Amount, on March 24, 2008 (or such later time as provided in this Section 2.4), the Buyer shall pay to the Target Stockholders, in cash, an amount determined as set forth below (the “Earnout Payment”).
     (b) Target 2007 Revenue and Minimum Revenue Target. The Earnout Payment shall be determined by reference to the Target 2007 Revenue, as defined below, and shall be payable only if the Target 2007 Revenue exceeds $21,000,000 (the “Minimum Revenue Target”).
     (c) Certain Definitions.
          (i) The “Target 2007 Revenue” shall mean the amount of revenue recognized by Buyer in its audited consolidated statement of operations for the year ending December 31, 2007, determined in accordance with GAAP, consistently applied by Buyer, that is attributable to the sale or license of any Target Products.
          (ii) “Target Products” shall mean any software product or related service currently provided by Target Software to its customers, including those products and services identified on Schedule 2.4, and any data analysis product or service currently provided by Target Analysis to its customers, including those products and services identified on Schedule 2.4, and any improvement, enhancement or extension of any such product or service of Target Software or Target Analysis that is developed by either Target Entity or by Buyer after the date of this Agreement and that, in the absence of this Agreement, could not be sold or licensed by Buyer without infringing Intellectual Property that is owned by or licensed on an exclusive basis to a Target Entity immediately prior to the Closing.
     (d) The Earnout Payment shall be equal to the sum of (A) the product of (i) the amount, if any, by which the Target 2007 Revenue exceeds the Minimum Revenue Target, but in no event an amount greater than $3,000,000, multiplied by (ii) 0.72 and (B) the product of (i) the amount, if any, by which the Target 2007 Revenue exceeds $24,000,000, multiplied by (ii) 0.24; provided that in no event shall the Earnout Payment be an amount greater than $2,400,000.
     (e) Earnout Procedures.
          (i) Buyer shall prepare and deliver, or cause to be delivered, to the Target Stockholder Representative not later than March 17, 2008, a statement (the “Earnout Payment Statement”) stating the amount of the Earnout Payment, if any, to be made by the Buyer, which statement shall set forth in reasonable detail the basis for such determination. The Target Stockholder Representative shall have the right to examine and audit, at the cost and expense of the Target Stockholders (except as provided in Section 2.4(e)(iii) below), the books and records of the Target Entities, as reasonably necessary to determine the Earnout Payment, during normal business hours upon reasonable advance written notice.
          (ii) The Target Stockholder Representative shall deliver to Buyer, within fifteen (15) Business Days following receipt of the Earnout Payment Statement (the “Earnout Objection Deadline Date”), either a notice of acceptance (an “Earnout Acceptance Notice”) or a notice of objection (an “Earnout Objection Notice”) of the determination of the amount of the Earnout Payment as set forth in the Earnout Payment Statement. If the Target Stockholder Representative delivers to Buyer an Earnout Acceptance Notice, or if the Target Stockholder Representative does not deliver an Earnout Objection Notice by the Earnout Objection Deadline Date, then, effective as of the earlier of (A) the date of delivery of such Earnout Acceptance Notice or (B) the close of business on the Earnout Objection Deadline Date, the amount of the Earnout Payment as set forth in the Earnout Payment Statement shall be final. If the Target Stockholder Representative delivers an Earnout Objection Notice by the Earnout Objection Deadline Date, such objections shall be resolved as follows:
               (A) The Target Stockholder Representative and Buyer shall first use reasonable efforts to resolve such objections.
               (B) If the Target Stockholder Representative and Buyer do not reach a resolution of all objections set forth on such Earnout Objection Notice within thirty (30) days after delivery of such Earnout Objection Notice, then the Target Stockholder Representative and Buyer shall engage the Selected Firm within 15 days following the expiration of such 30-day period to resolve any remaining objections set forth on the Earnout Objection Notice (the “Unresolved Earnout Objections”).
               (C) Within sixty (60) Business Days after the date of its engagement hereunder (or as soon as possible thereafter), the Selected Firm shall determine whether the objections raised by the Target Stockholder Representative are valid and shall issue a ruling which shall include (x) a description of any resolutions to objections agreed upon by the Buyer and the Target Stockholder Representative, (y) a description of the Selected Firm’s resolution of the Unresolved Earnout Objections, and (z) a statement of the final amount of the Earnout Payment.

               (D) The resolution by the Selected Firm of the Unresolved Earnout Objections shall be conclusive and binding. The Target Stockholder Representative and Buyer agree that the procedure set forth in this Section 2.4(e)(ii) for resolving disputes with respect to the amount of the Earnout Payment shall be the sole and exclusive method for resolving any such disputes; provided that this provision shall not prohibit either the Target Stockholder Representative or Buyer from instituting litigation to enforce the ruling of the Selected Firm.
          (iii) Within five (5) Business Days after the date on which the amount of the Earnout Payment shall become final in accordance with the foregoing (the “Earnout Payment Date”), subject to the provisions of clause (iv) below, Buyer shall pay to the Target Stockholders, in accordance with the Target Allocation Percentages set forth on Exhibit A, the final Earnout Payment as determined by the Selected Firm or otherwise agreed to by the Target Stockholder Representative and Buyer. In the event the Target Stockholder Representative and Buyer engage a Selected Firm pursuant to Section 2.4(e)(ii)(B), (x) the Target Stockholders shall pay all of the costs and expenses of such Selected Firm and shall also reimburse the reasonable out-of-pocket expenses incurred by Buyer, if any, in connection with the Target Stockholder Representatives examining and auditing the amount of the Earnout Payment pursuant to Section 2.4(e)(i), if the difference between the amount of the Earnout Payment originally submitted by Buyer and the amount of the final Earnout Payment, as determined by the parties or by the Selected Firm, is less than $50,000, and (y) the Buyer shall pay all of the costs and expenses of such Selected Firm and shall also reimburse the reasonable out-of-pocket expenses incurred by the Target Stockholder Representatives in examining and auditing the amount of the Earnout Payment pursuant to Section 2.4(e)(i), if the difference between the amount of the Earnout Payment originally submitted by Buyer and the amount of the final Earnout Payment, as determined by the parties or by the Selected Firm, is greater than or equal to $50,000. To the extent that the Target Stockholders are responsible for the fees and expenses of the Selected Firm and fail to pay such fees and expenses, then the Buyer shall have the right to set-off the amount of such unpaid fees and expenses from any payment that the Buyer is required to make to the Target Stockholders pursuant to this Section 2.4. If no set-off is available, then the Buyer and the Target Stockholder Representative shall provide written instructions to the Escrow Agent to remit to Buyer from the Escrow Amount, if any, then held by the Escrow Agent, the aggregate amount of such fees and expenses, with any such amount excluded from the Floor and Claim Minimum.
          (iv) Notwithstanding anything to the contrary contained herein, if, as of the Earnout Payment Date, Buyer has not been fully repaid for the amount of Losses arising out of a claim for fraud or any inaccuracy in or breach of the representations and warranties contained in Sections 4.1, 4.2, 4.3, 4.4, 4.12, 5.1 and 5.5, for which any of the Target Stockholders shall have been finally determined to be obligated to indemnify the Buyer pursuant to Article IX hereof, then the Buyer shall have the right to set-off the amount of such unpaid Losses from any payment that the Buyer is required to make to the Target Stockholders pursuant to this Section 2.4. In the event that, on or before the Earnout Payment Date, the Buyer shall have delivered to the Target Stockholder Representative a written notice with respect to any such claims for indemnification pursuant to Article IX hereof that have not been fully resolved as of the Earnout Payment Date, the Buyer shall be entitled to deposit in escrow in an interest-bearing account with the Escrow Agent, pursuant to an escrow agreement consistent with this paragraph and otherwise reasonably acceptable to Buyer and the Target Stockholder Representative, such portion of the applicable Earnout Payment then due that does not exceed Buyer’s reasonable, good faith estimate of the amount of such unresolved claim(s), and the amount so deposited shall be retained by the Escrow Agent pending resolution of such unresolved claim(s)) in accordance with Article IX hereof or until its earlier distribution as set forth below. Within three (3) Business Days of the resolution of all such unresolved matters in accordance with Article IX hereof, and, in any event, on the 90th day after the Earnout Payment Date, the Escrow Agent shall (A) distribute to Buyer such portion of the Earnout Payment so deposited in escrow as is equal to the amount, if any, for which the Target Stockholders shall have been finally determined to be obligated to indemnify the Buyer pursuant to Article IX hereof, and (B) distribute to the Target Stockholders the balance of the amount so deposited, plus interest earned on the entire amount so deposited with the Escrow Agent.
     2.5 Treatment of Stock Options. Immediately prior to the Closing, vesting of all options to purchase shares of common stock of the Target Entities (the “Target Options”) shall accelerate so that all Target Options shall be fully vested and exercisable. At Closing, all Target Options not previously exercised shall, as consented to prior to Closing by the holders of such Target Options, be cancelled and in lieu thereof the holder shall be entitled to receive an amount or amounts (collectively, the “Exchange Payments”) which shall equal to the “in-the-money” value of such Target Option, in the amount and calculated in the manner set forth on Schedule 2.5, minus any withholding or other Taxes required to be withheld by Buyer. In addition, the persons identified on Schedule 2.5 to whom options to purchase common stock of the Target Entities were promised but not delivered, as set forth on Schedule 2.5, shall be entitled upon the Closing to receive from the applicable Target Entity or from the Buyer cash payments equal to the “in-the-money” value of each such unissued Target option, in the amount and calculated in the manner set forth on Schedule 2.5, minus any withholding or other Taxes required to be withheld by Buyer, and any such payment shall be deemed to constitute an Exchange Payment for purposes of this paragraph.
ARTICLE III
CLOSING
     3.1 Time and Place. The closing of the transactions contemplated by this Agreement (the “Closing”) will take place at the offices of Wyrick Robbins Yates & Ponton LLP at 4101 Lake Boone Trail, Raleigh, North Carolina 27607 on a date (the “Closing Date”) to be mutually agreed upon by the parties.
     3.2 Closing Deliveries of the Target Stockholders. At the Closing, the Target Stockholders and/or the Target Stockholder Representative shall deliver to the Buyer or other applicable party:
     (a) the certificates representing the Shares, endorsed in blank or accompanied by executed blank stock powers, or, if any such certificates have been lost, stolen or destroyed, an affidavit of such loss, theft or destruction in customary form and substance reasonably satisfactory to the Buyer;

     (b) the Escrow Agreement in substantially the form set forth on Exhibit B executed by the Target Stockholder Representative;
     (c) employment agreements with the Key Employees in substantially the form set forth on Exhibit C, executed by the Key Employees (the “Employment Agreements”); and
     (d) noncompetition agreements in substantially the form set forth on Exhibit D, executed by the Key Employees (the “Noncompetition Agreements”).
     3.3 Closing Deliveries of the Target Entities. At the Closing, each of Target Software and Target Analysis shall deliver to the Buyer:
     (a) certificates with respect to good standing of such company, executed by the appropriate official of each jurisdiction in which such company is incorporated or organized and in which it is qualified to do business as a foreign corporation or other entity;
     (b) resignations of all officers and/or directors of such company effective as of the Closing; and
     (c) a certificate of the Secretary or Assistant Secretary of such company (i) certifying, as complete and accurate as of the Closing, attached copies of the Governing Documents of such company; (ii) certifying and attaching all requisite resolutions or actions of such company’s board of directors and, if required by applicable Law, stockholders, approving the execution, delivery and performance of this Agreement and the consummation of the Transactions; and (iii) certifying to the incumbency and signatures of the officers of such company executing this Agreement and any other document relating to the Transactions; and
     (d) any and all other certificates, documents and instruments required to be delivered by the Target Entities hereunder
     3.4 Buyer Closing Deliveries. At the Closing the Buyer shall deliver to the Target Stockholders, the Target Stockholder Representative or other applicable party:
     (a) a promissory note to the Target Stockholder Representative in the form attached hereto as Exhibit E (the “Promissory Note”), pursuant to which the Buyer will pay on the first business day following the Closing Date, an amount equal to the Initial Payment Amount, less the Escrow Amount, to the Target Stockholders by means of wire transfer(s) of immediately available funds into the designated bank account(s) of the Target Stockholders in accordance with the Target Allocation Percentages set forth on Exhibit A hereto;
     (b) the Escrow Agreement, executed by the Buyer and the Escrow Agent, together with the delivery of the Escrow Amount to the Escrow Agent thereunder, by wire transfer to an account specified by the Escrow Agent;
     (c) the Employment Agreements, executed by Buyer;
     (d) the Noncompetition Agreements, executed by the Buyer;

     (e) any and all other certificates, documents and instruments required to be delivered by the Buyer hereunder; and
     (f) promptly after Closing, the Buyer shall make the Exchange Payments to the holders of Target Options, as set forth on Schedule 2.5.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES
REGARDING THE TARGET ENTITIES
     Target Software and Target Analysis, jointly and severally, represent and warrant to Buyer that the statements contained in this Article IV are correct and complete as of the date hereof and, except where a representation or warranty expressly speaks as of a particular date, as of the Closing Date as though made on the Closing Date, except as set forth in the schedule of exceptions attached hereto as Exhibit F (the “Schedule of Exceptions”) (as may be updated prior to the Closing). The numbering of the Schedule of Exceptions corresponds to the numbered Sections contained in this Article IV, and a disclosure made or referenced in one section of the Schedule of Exceptions shall not amend, modify or alter the representations or warranties in any other section unless, and only to the extent that, it is readily apparent that such matter relates to such other section or subsection of the Schedule of Exceptions and the level of particularity and manner of disclosure of the matter expressly disclosed in one section or subsection of the Schedule of Exceptions would make a reasonable person aware that such disclosure is relevant to such other sections or subsections. Unless specifically referenced as such in this Agreement, the inclusion of any information in any Schedule of Exceptions (or updated Schedule of Exceptions) shall not be deemed to be an admission or acknowledgement by either of the Target Entities, in and of itself, that such information is material to or outside the Ordinary Course of Business.
     4.1 Organization; Good Standing; Power. Each of the Target Entities is duly incorporated, validly existing and in good standing (or its equivalent) under the laws of its jurisdiction of incorporation and has all requisite corporate power and authority, to own, lease and operate its properties and to carry on its business as it is now being conducted. Each of the Target Entities is duly qualified or licensed to do business as a foreign corporation and is in good standing in each jurisdiction in which the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so duly qualified, licensed and in good standing would not have a Material Adverse Effect. Each of the Target Entities has heretofore delivered to Buyer a complete and correct copy of its Governing Documents as currently in effect.
     4.2 Authorization; Validity of Agreement. Each of the Target Entities has all necessary corporate power and authority to execute and deliver this Agreement and the Related Documents, to perform their obligations hereunder and thereunder and to consummate the Transactions. The execution, delivery and performance by each of the Target Entities of this Agreement and the consummation by each of the Target Entities of the Transactions are within their corporate powers and have been duly authorized by all necessary corporate action under the their Governing Documents and applicable provisions of the Law of their jurisdiction of incorporation. This Agreement has been duly and validly executed and delivered by each of the

Target Entities and, assuming this Agreement constitutes a legal, valid and binding agreement of the other parties hereto, constitutes a legal, valid and binding agreement of each of the Target Entities, enforceable against each of them in accordance with its terms, except as such enforcement is limited by bankruptcy, insolvency and other similar laws affecting the enforcement of creditors’ rights generally and for limitations imposed by general principles of equity.
     4.3 No Conflicts; Consents. The execution, delivery and performance by each of the Target Entities of this Agreement and the Related Documents and the consummation of the Transactions do not and will not (i) violate the Governing Documents of either of the Target Entities, (ii) violate any applicable Law, or (iii) require any consent or other action by any Person under, constitute a default under, or give rise to any right of termination, cancellation or acceleration of any right or obligation of either of the Target Entities or to a loss of any benefit to which either of the Target Entities are entitled under any provision of any Material Contract (or result in the imposition of any Lien upon any assets used in the Ordinary Course of Business for either of the Target Entities). No notice, filing, consent, approval, license, permit, order, qualification or authorization of, or registration, declaration, notice or filing with, any Governmental Entity is required for or in connection with the execution and delivery of this Agreement and each other Related Document, and the consummation of the Transactions.
     4.4 Capitalization; Subsidiaries. The authorized and outstanding capital stock of each of the Target Entities is set forth in Section 4.4 of the Schedule of Exceptions. Except as set forth in Section 4.4 of the Schedule of Exceptions, there are no existing (a) options, warrants, calls, subscriptions or other rights, convertible securities, agreements or commitments of any character obligating either of the Target Entities to issue, transfer or sell any equity interests in either of the Target Entities or securities convertible into or exchangeable for such equity interests; (b) contractual obligations of either of the Target Entities to repurchase, redeem or otherwise acquire any equity interests in either of the Target Entities; or (c) voting trusts or similar agreements to which either of the Target Entities is a party with respect to the voting of equity interests in either of the Target Entities. Neither of the Target Entities has any Subsidiaries or currently own or control, directly or indirectly, any shares of or ownership interest in any other corporation, association, or other business entity. Neither of the Target Entities is, directly or indirectly, a participant in any joint venture or partnership.
     4.5 Financial Condition.
     (a) Financial Statements. Section 4.5(a) of the Schedule of Exceptions contains correct and complete copies of (i) the audited consolidated balance sheets of the Target Entities as of December 31, 2003, 2004 and 2005 (the December 31, 2005 balance sheet of the Target Entities being presented on a combined basis) and the related audited statements of operations, stockholders’ equity and cash flows for the fiscal years ended December 31, 2005 and 2004 and the related unaudited statements of operations, stockholders’ equity and cash flows for the fiscal year ended December 31, 2003, certified (as applicable) by the independent certified auditors for each of the Target Entities, whose report thereon is included therewith (the “Base Financial Statements”) and (ii) the unaudited consolidated balance sheets of each of the Target Entities as of November 30, 2006 (the “Latest Balance Sheets”) and the related unaudited statements of operations for the eleven-month period then ended (together with the Latest Balance Sheets and the Base Financial Statements, the “Financial Statements”). The Financial Statements have been prepared from the books and records of each of the Target Entities in accordance with GAAP consistently applied except (i) as may be indicated in the footnotes thereto and/or (ii) in the case of unaudited Financial Statements, for the absence of footnotes and for normal year-end adjustments. Except as set forth in Section 4.5 of the Schedule of Exceptions, the Financial Statements fairly present in all material respects the financial condition, results of operations, and cash flows of each of the Target Entities as of the dates and for the periods indicated.
     (b) No Undisclosed Liabilities. Neither of the Target Entities has any material debts, liabilities or obligation, whether accrued, absolute or otherwise, including any liabilities or obligation on account of Taxes or any governmental charge or penalty, interest or fine, except for (i) those liabilities reflected on face of the Latest Balance Sheets and (ii) liabilities and obligations that have arisen in the Ordinary Course of Business since the date of the Latest Balance Sheets.
     (c) Accounts Receivable. All of the Accounts Receivable of each of the Target Entities that are reflected properly on their Latest Balance Sheet or have arisen in the Ordinary Course of Business subsequent to the date of their respective Latest Balance Sheet, arose out of bona fide, arms-length transactions, are valid receivables and, to the Knowledge of the Target Entities, are subject to no setoffs or counterclaims.
     (d) Representation as to Certain Amounts. Schedule 4.5 sets forth the amount of (i) the Target Transaction Expenses, (ii) the Closing Indebtedness and (iii) the Closing Cash and Cash Equivalents. To the extent that (i) the actual Target Transaction Expenses or Indebtedness as of the Closing Date as determined within 30 Business Days of Closing in good faith by Buyer in accordance with GAAP and provided in writing to the Target Stockholder Representative, exceed the amounts set forth on Schedule 4.5, or (ii) the actual Closing Cash and Cash Equivalents, as determined within 30 Business Days of Closing in good faith by Buyer in accordance with GAAP and provided in writing to the Target Stockholder Representative, are less than the amount set forth on Schedule 4.5, the Buyer and the Target Stockholder Representative shall provide written instructions to the Escrow Agent to remit to Buyer from the Escrow Amount the amount of such difference, with any such amount to be excluded from the Floor and the Claim Minimum.
     4.6 Absence of Changes or Events. Except as set forth on Section 4.6 of the Schedule of Exceptions, since December 31, 2005 (the date of the Base Financial Statements):
     (a) Neither of the Target Entities has entered into any material transaction that was not in the Ordinary Course of Business;
     (b) except for sales or licenses of goods and services in the Ordinary Course of Business, there has been no sale, assignment, transfer, mortgage, pledge, encumbrance or lease of any asset or property of either of the Target Entities;

     (c) there has been no declaration or payment of a dividend, or any other declaration or payment of a dividend, or any other declaration, payment or distribution of any type or nature by either of the Target Entities, whether in cash or property, and no purchase or redemption of any Equity Securities or other securities of either of the Target Entities;
     (d) there has been no declaration, payment or commitment for the payment by either of the Target Entities of a bonus or other additional salary, compensation or benefit to any employee of the Target Entities that was not in the Ordinary Course of Business;
     (e) there has been no release, compromise, waiver or cancellation of any debt to, claim by, or right of either of the Target Entities other than in the Ordinary Course of Business;
     (f) there have been no capital expenditures by either of the Target Entities in excess of $25,000 individually or $100,000 in the aggregate;
     (g) there has been no change in accounting methods or practices or revaluation of any asset of either of the Target Entities;
     (h) there has been no damage, destruction to or loss of, physical property of either of the Target Entities;
     (i) there has been no loan by either of the Target Entities, or guaranty by either of the Target Entities of any loan, to any stockholder, director, officer or employee of either of the Target Entities, other than routine advances on account of travel, lodging and other business expenses in the Ordinary Course of Business;
     (j) there has been no amendment or termination of any oral or written contract, agreement or license to which either of the Target Entities is a party or by which either of the Target Entities is bound, except in the Ordinary Course of Business, or except as expressly contemplated thereby;
     (k) neither of the Target Entities has failed to satisfy any of its debts, obligations or liabilities as the same became due and payable;
     (l) neither of the Target Entities has entered, renewed or permitted the renewal of (whether by operation of any term thereof providing for automatic renewal or otherwise) into any agreement, contract, lease or license (or series of related agreements, contracts, leases or licenses) with any vendor or supplier either involving more than $25,000 in any 12-month period, other than in the Ordinary Course of Business;
     (m) neither of the Target Entities has imposed any Lien, other than Permitted Liens, upon any of its assets or properties, tangible or intangible;
     (n) Neither of the Target Entities has made any capital investment in, any loan to, or any acquisition of the securities or assets of, any other Person (or series of related capital investments, loans, and acquisitions) either involving more than $25,000 or outside the Ordinary Course of Business;
     (o) neither of the Target Entities has issued any note, bond, or other debt security or created, incurred, assumed, or guaranteed any indebtedness for borrowed money or capitalized lease obligation either involving more than $25,000 singly or $100,000 in the aggregate;
     (p) neither of the Target Entities has delayed or postponed the payment of accounts payable or other liabilities or indebtedness outside the Ordinary Course of Business;
     (q) neither of the Target Entities has transferred, assigned or granted any license or sublicense of any rights under or with respect to any Intellectual Property other than in the Ordinary Course of Business;
     (r) there has been no change made or authorized in the Governing Documents of either of the Target Entities;
     (s) neither of the Target Entities has issued, sold, or otherwise disposed of any of its Equity Securities or other securities, or granted any options, warrants, or other rights to purchase or obtain (including upon conversion, exchange, or exercise) any of its Equity Securities or other securities other than in the Ordinary Course of Business pursuant to the Stock Option Plans;
     (t) neither of the Target Entities has adopted, amended, modified, or terminated any bonus, profit-sharing, incentive, severance, or other plan, contract, or commitment for the benefit of any of its directors, officers, and employees (or taken any such action with respect to any other benefit plan);
     (u) neither of the Target Entities has made or pledged to make any material charitable contribution; and
     (v) there has been no agreement or commitment by either of the Target Entities to do any of the foregoing.
     4.7 Assets. As of the date hereof, each of the Target Entities has good, valid and marketable title to all of the assets and properties reflected on its respective Latest Balance Sheet or acquired subsequent thereto (except for assets and properties sold, consumed or otherwise disposed of in the Ordinary Course of Business since the date of its respective Latest Balance Sheet), free and clear of all Liens, other than Permitted Liens. The assets and properties of each of the Target Entities include all of the assets, properties and rights of every type and description, real, personal and mixed, tangible and intangible, that are necessary to conduct its Business in the Ordinary Course of Business. All material items of tangible personal property (including computer hardware) used in, in use or useable in the operation of the Business of each of the Target Entities, are free from defects (patent and, to the Knowledge of the Target Entities, latent), have been maintained in accordance with normal industry practice, and are in good operating condition and repair, ordinary wear and tear and minor defects that do not materially interfere with the use thereof excepted, and are suitable for the purposes for which they are presently used and for the operation of the Business of each of the Target Entities in the manner in which it is currently operated.
     4.8 Real Property and Leases. Neither of the Target Entities own any real property. Section 4.8 of the Schedule of Exceptions identifies each parcel of real property in which either of the Target Entities has a leasehold or similar interest (the “Leased Real Property”). Each of Target Entities has the valid legal right to use all Leased Real Property under the leases described in Section 4.8 of the Schedule of Exceptions, including leaseholds and all other interests in real property, and such other material assets, utilities and properties that are used in or necessary for the conduct of its Business as conducted immediately prior to the date hereof, subject to no Liens except for Permitted Liens. All of the Leased Real Property is held under valid, binding and enforceable leases, except as such enforceability may be limited by (i) bankruptcy laws and other similar laws affecting creditors’ rights generally, and (ii) general principles of equity, regardless of whether asserted in a proceeding in equity or at law. True and correct copies of all such leases (and all amendments thereto) have been made available to the Buyer. There is no pending, or to the Knowledge of either of the Target Entities, threatened action that could reasonably be expected to interfere with the quiet enjoyment of any such leasehold by either of the Target Entities. Neither of the Target Entities has been notified that it is in breach of, in violation of, in default under or not in compliance with any of its obligations in any lease under which it occupies any Leased Real Property. Neither of the Target Entities has received any notice of violation or claimed violation by it of any applicable building, zoning, subdivision and other land use and similar applicable Laws affecting its Leased Real Property. Neither of the Target Entities has received notice (and neither of the Target Entities has Knowledge) of any pending or threatened condemnation or similar proceedings affecting the Leased Real Property.
     4.9 Intellectual Property.
     (a) Each of the Target Entities own or is properly licensed to use all Intellectual Property used in or necessary to the conduct of its Business as presently conducted.
     (b) Section 4.9(b) of the Schedule of Exceptions sets forth a true and complete list of all: (i) Copyrights that have been filed with, or issued or registered with any Governmental Entity and for in either of the Target Entities has an ownership interest; (ii) Patents that have been filed with, issued or registered by any Governmental Entity and for which either of the Target Entities has an ownership interest; (iii) Trademarks that have been filed with, issued or registered by any Governmental Entity and for which either of the Target Entities has an ownership interest; (iv) material unregistered Trademarks in which either of the Target Entities has an ownership interest and that are currently in use; (v) internet domain names in which either of the Target Entities has an ownership interest; and (vi) Contracts to which either of the Target Entities is a party which grant licenses of Intellectual Property of any other Person to either of the Target Entities (other than shrinkwrap or other commercially available off-the-shelf software product licenses granted to either of the Target Entities) (each an “Intellectual Property License”).
     (c) All Owned Intellectual Property was entirely written and developed by employees of either Target Software or Target Analysis within the course and scope of their duties while employed by the applicable Target Entity and who have a duty of assignment to Target Software or Target Analysis or by Persons who have assigned such property to Target Software or Target Analysis. No Person other than the Target Entities has any ownership interest in any Owned Intellectual Property. All of the products offered by each of the Target Entities as of or prior to the date hereof and currently under development (collectively, the “Products”) consist of Owned Intellectual Property and Licensed Intellectual Property.
     (d) Each of the Target Entities has taken commercially reasonable measures to protect for its benefit the confidential and proprietary nature of its Trade Secrets. Each Person, including employees, agents, consultants, distributors and licensees of each of the Target Entities, who has had access to or otherwise been exposed in any material respect to any Trade Secrets of either of the Target Entities, has entered into an agreement with one or both of the Target Entities regarding the confidential nature of the Trade Secrets and limiting the use and disclosure of the Trade Secrets. Except as set forth on Section 4.9(d) of the Schedule of Exceptions, each of the Target Entities has kept all source code of the Software that is Owned Intellectual Property and all Trade Secrets confidential. Neither of the Target Entities has disclosed, divulged or otherwise provided access to the Trade Secrets of either of the Target Entities, other than to Persons that have entered into a written confidentiality agreement with one or both of the Target Entities with respect thereto. To the Knowledge of each of the Target Entities, no Person that is a party to any Contract with either of the Target Entities concerning the confidentiality of Trade Secrets is in violation of, or in default under, any term or provision of such Contract.
     (e) The Target Entities possess all right, title and interest in and to all Owned Intellectual Property, free and clear of any Lien, other than rights under non-exclusive written end-user licenses granted to customers in the Ordinary Course of Business (“Customer Licenses”). Other than pursuant to Customer Licenses or as set forth on Section 4.9(e) of the Schedule of Exceptions, neither of the Target Entities has granted to any Person, or obligated itself to grant to any Person, any license, option or other right in or with respect to any of the Owned Intellectual Property, whether or not requiring payment to the Target Entities. The Target Entities have received no notice that any Person has either asserted any rights in or offered to grant either of the Target Entities a license or any other right of use with respect to the Owned Intellectual Property. Neither of the Target Entities has an obligation to compensate any Person, other than its employees and consultants in the Ordinary Course of Business, for any development, license, use, sale, distribution or modification of any of the Owned Intellectual Property.
     (f) Neither of the Target Entities is in material breach of or default under any Intellectual Property License or any other Contract or Law relating to the Owned Intellectual Property or Licensed Intellectual Property. Each Intellectual Property License to which either of the Target Entities is a party is valid and in full force and effect, and neither of the Target Entities has Knowledge that any such Intellectual Property License will cease to be valid and in full force and effect at any time during the foreseeable future, other than by reason of its expiration in accordance with its terms.

     (g) To the Knowledge of the Target Entities, the development, license, use, sale, distribution, modification and other exploitation of the Owned Intellectual Property in the Businesses as currently conducted does not infringe on, or otherwise violate the rights of, any other Person, or constitute an unlawful disclosure, use or misappropriation of the right or rights of any other Person. To the Knowledge of the Target Entities, the use of the Licensed Intellectual Property does not infringe on or otherwise violate the rights of any other Person or constitute an unlawful disclosure, use or misappropriation of the right or rights of any other Person.
     (h) There is no Proceeding, petition to cancel, interference, or re-examination, or to the Knowledge of either of the Target Entities, threatened, that is reasonably likely to result in any Proceeding with respect to, any of the following: (i) the Owned Intellectual Property, (ii) any moral rights or rights of publicity, or (iii) any right of either of the Target Entities to develop, license, use, sell, distribute, modify or otherwise exploit the Owned Intellectual Property.
     (i) To the Knowledge of each of the Target Entities, there is no Proceeding pending or threatened that would adversely affect the right of either of the Target Entities to use the Licensed Intellectual Property in accordance with its respective Intellectual Property License.
     (j) Except for customary indemnities consistent with software industry practice that are contained in Customer Licenses, neither of the Target Entities has agreed to indemnify any Person against any charge of infringement or other violation with respect to any Intellectual Property.
     (k) Neither of the Target Entities has: (i) knowingly infringed, misappropriated or otherwise violated, (ii) knowingly contributed to the infringement, misappropriation or other violation by others, or (iii) knowingly induced the infringement, misappropriation or other violation by others, of any rights to any Patents, Trademarks, Copyrights, Trade Secrets or other Intellectual Property of any Person. Neither of the Target Entities has received any assertion, complaint, demand or any notice whatsoever alleging any such infringement, misappropriation or other violation.
     (1) To the Knowledge of the Target Entities, no Person is infringing upon, misappropriating or otherwise violating the rights of the Target Entities with respect to the Owned Intellectual Property. To the Knowledge of each of the Target Entities, no Person has made a complaint, allegation, charge or assertion that any Owned Intellectual Property is invalid or unenforceable.
     (m) Each of the Target Entities has the right, which is non-terminable and not subject to expiration or revocation, to develop, license, control, regulate the use of or otherwise exploit its Owned Intellectual Property without any valid legal or equitable claim by, or payment or other obligation owing to, or required consent from, any Person.
     (n) All Copyrights included in the Owned Intellectual Property are either works made “for hire” as that term is used in Title 17 of the United States Code or have been assigned to one or both of the Target Entities pursuant to valid written assignments. The Owned Intellectual

Property does not include (i) any Intellectual Property in which any Person other than one of the Target Entities has or may acquire any right of ownership, control or compensation, or (ii) to the Knowledge of the Target Entities, any Invention made by any employee of either of the Target Entities at any time other than during his or her employment. None of the Owned Intellectual Property is the product of a joint invention or authorship where at least one of the inventors or authors was not an employee of one of the Target Entities and was not otherwise obligated by a written contract to assign all of his or her rights therein to one of the Target Entities, and all such inventors and authors validly assigned all of such rights to one of the Target Entities.
     (o) To the Knowledge of each of the Target Entities, there exists no internet domain name registered to any Person that is confusingly similar to any Trademarks or internet domain names of either of the Target Entities. To the Knowledge of the Target Entities, neither of the Target Entities has adopted an internet domain name confusingly similar to any Trademarks or internet domain names of any other Person.
     (p) Neither of the Target Entities has contracted with any Person to provide advertising through any World Wide Web site.
     (q) Except as disclosed on Section 4.9(q) of the Schedule of Exceptions list, no Software or software used in any service of or sold by either of the Target Entities (including Software under development) is, or, at Closing, will be, in whole or in part, governed by an Excluded License. For purposes of this Agreement, “Excluded License” is any license that requires, as a condition of modification and/or distribution of software subject to the Excluded License, that (i) such software and/or other software combined and/or distributed with such software be disclosed or distributed in source code form, or (ii) such software and/or other software combined and/or distributed with such software and any associated intellectual property be licensed on a royalty free basis (including for the purpose of making additional copies or derivative works).
     (r) Neither of the Target Entities has distributed or published to any third party any Software or software used in any Target service (including Software under development) that is governed by an Excluded License.
     (s) Other than Excluded Licenses that are disclosed under Section 4.9(q) of the Schedule of Exceptions list, neither of the Target Entities has incorporated into any Software or software used in any of the Target Entities services any code, modules, utilities, or libraries that are covered in whole or in part by a license that triggers the discontinuance of some or all license rights if certain intellectual property enforcement suits are brought.
     (t) Neither of the Target Entities has incorporated into any Software or software used in any either of the Target Entities services any code, modules, utilities, or libraries that are covered in whole or in part by a license that requires that either of the Target Entities give attribution for its use of such code, modules, utilities, or libraries.
     (u) Neither of the Target Entities are members of any technology standards organizations (including similar organizations, such as special interests groups or associations).

     (v) None of the Products of either of the Target Entities contain any “back door”, “time bomb”, “trojan horse”, “worm”, “drop dead device”, “virus”, “software lock” or “hardware lock” (as such terms are generally known in the computer industry) or other instructions to intentionally disable or erase Products of either of the Target Entities.
     (w) There are no errors in either of the Target Entities’ Products (excluding beta versions) other than any minor “bugs” or “glitches” that are generally acceptable within industry standards or that otherwise do not materially affect the functionality of the Target Entities’ Products.
     4.10 Material Contracts.
     (a) Section 4.10 of the Schedule of Exceptions contains a list of each Contract to which either of the Target Entities is a party, in its own name or as a successor in interest (each Contract of the character described below being referred to as a “Material Contract”), which:
          (i) expressly limits or restricts in any material respect the ability of either of the Target Entities to compete or otherwise to conduct its Business as currently conducted in any manner or place;
          (ii) involves an obligation of confidentiality on either of the Target Entities other than Contracts entered into by the Target Entities with their customers in the Ordinary Course of Business;
          (iii) involves an obligation for borrowed money in excess of $25,000, or provides for a guaranty for borrowed money, letter of credit, comfort letter, surety or other bond in an amount in excess of $25,000 by either of the Target Entities in respect of any Person;
          (iv) creates or relates to a joint venture, limited liability company or partnership in which either Target Entity is a partner, member or other equity participant;
          (v) obligates the Target Entities, individually or collectively, to pay an amount in excess of $25,000 during any twelve (12) month period after the date hereof;
          (vi) relates to the sale of goods and/or the provision of services pursuant to which the Target Entities, individually or collectively, expect to accrue revenue in excess of $25,000 in any twelve (12) month period after the date hereof;
          (vii) requires lease payments to or from the Target Entities, individually or collectively, in excess of $25,000 during any twelve (12) month period after the date hereof;
          (viii) involves a capital lease obligation or other lease of any tangible personal property required to conduct its Business in the Ordinary Course of Business or imposes a Lien on any material tangible or intangible asset or property of either of Target Entities required to conduct its Business in the Ordinary Course of Business;

          (ix) involves the lease by either of Target Entities, as lessor or lessee, of any real property;
          (x) creates or involves any profit sharing, option, purchase, equity appreciation, deferred compensation, severance, or other plan or arrangement for the benefit of any of the Target Entities’ current or former directors, officers, and employees;
          (xi) includes any collective bargaining agreement or arrangement;
          (xii) relates to the advancement or loan of any amount to any of the Target Entities’ directors, officers, and employees, other than routine advances to employees on account of travel, lodging and other business expenses made in the Ordinary Course of Business;
          (xiii) provides for consequences upon a default or termination that could reasonably be expected to have a Material Adverse Effect, other than license agreements, agreements for services or other agreements entered into by the Target Entities with their customers in the Ordinary Course of Business; or
          (xiv) otherwise involves consideration payable by or to the Target Entities, individually or collectively, in any twelve-month period after the date hereof, in excess of $100,000.
     (b) True and complete copies of the Material Contracts, including all amendments and modifications thereto, have previously been made available to Buyer. Neither of the Target Entities nor, to the Knowledge of the Target Entities, any other party to any of the Material Contracts (i) is in default or breach under (nor does there exist any condition that, with notice or lapse of time or both, would cause such a breach or default under or permit termination, modification or acceleration of any obligation under) any Material Contract, or (ii) has waived any right it may have under any of the Material Contracts, except for such defaults, breaches or waivers as could not reasonably be expected to have a Material Adverse Effect. Neither of the Target Entities has received any notice that any other party to any Material Contract intends to cancel, suspend or terminate such Material Contract. Each Material Contract constitutes the legal, valid and binding obligation of the applicable Target Entity and, to the Knowledge of the Target Entities, the other parties thereto, is in full force and effect and is enforceable in accordance with its terms against the applicable Target Entity. Neither of the Target Entities has any Knowledge that any Material Contract of the Target Entities will cease to be legal, valid, binding and enforceable and in full force and effect on identical terms following the consummation of the Transactions, except to the extent that such enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding at law or in equity). To the Knowledge of each of the Target Entities, no party has repudiated any provision of any Material Contract.
     4.11 Permits. Listed on Section 4.11 of the Schedule of Exceptions are all of the certificates, licenses, permits, authorizations and approvals (collectively, “Permits”) held by each of the Target Entities that are necessary or material to the operation of their Businesses. The

Permits set forth on Section 4.11 of the Schedule of Exceptions constitute all of the certificates, licenses, permits, operating authority and regulatory approvals which are required for the lawful conduct of the Businesses. To the Knowledge of the Target Entities, each of such Permits are in full force and effect in accordance with their terms on the date of this Agreement, and will be in full force and effect in accordance with their terms at the time of Closing, and there is no outstanding notice of cancellation or termination or, any threatened revocation, cancellation or termination in connection therewith, nor are any of such Permits subject to any restrictions or conditions that materially limit the operation of the Businesses (other than restrictions or conditions generally applicable to licenses of that type). Such Permits are free from all Liens, claims and encumbrances of any nature whatsoever. None of the Permits will be adversely impacted or affected by or as a result of the Transactions.
     4.12 Taxes.
     (a) Except as set forth on Section 4.12(a) of the Schedule of Exceptions: (i) each of the Target Entities has filed all Returns required to be filed by it prior to the date hereof, (ii) all such Returns were true and correct in all respects and were prepared in compliance with all applicable Laws; (iii) all Taxes due and owing by the Target Entities (whether or not shown on any Returns) have been duly and timely paid or accrued on the Financial Statements in accordance with GAAP; (iv) no statute of limitations has been waived and no extension of time during which a Tax assessment or deficiency assessment may be made has been agreed to, which waiver or extension is still outstanding with respect to any Tax Liability of the Target Entities; (v) there are no pending Tax audits of any Returns of either of the Target Entities, and neither of the Target Entities has received any notice of any unresolved questions or claims concerning its Tax Liability; and (vi) each of the Target Entities has complied in all respects with all applicable Laws, rules and regulations relating to the payment and withholding of Taxes.
     (b) Neither of the Target Entities is currently the beneficiary of any extension of time within which to file any Return. No claim has ever been made by a Governmental Entity in a jurisdiction where the Target Entities do not file Returns that either of the Target Entities is or may be subject to taxation by that jurisdiction or may be subject to any type of Taxes in that jurisdiction for which Returns have not been filed. There are no Liens for Taxes (other than Taxes not yet due and payable) upon any of the assets of either of the Target Entities.
     (c) Each of the Target Entities has withheld and paid all Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party.
     (d) Neither of the Target Entities has received from any foreign, federal, state, or local taxing authority (including jurisdictions where they have not filed Returns) any (i) notice indicating an intent to open an audit or other review, (ii) request for information related to Tax matters, or (iii) notice of deficiency or proposed adjustment for any amount of Tax proposed, asserted, or assessed by any taxing authority against such Target Entity. Section 4.12(d) of the Schedule of Exceptions lists all federal, state, local, and foreign income Returns filed with respect to each of the Target Entities for taxable periods ended on or after January 1, 2003, and indicates the Returns of the Target Entities that have been audited. Each of the Target Entities has delivered to Buyer correct and complete copies of all federal, state and local income Returns, examination reports, and statements of deficiencies assessed against or agreed to by it filed or received since June 30, 2003.
     (e) Neither of the Target Entities is a party to any agreement, contract, arrangement or plan that has resulted or could result, separately or in the aggregate, in the payment of (i) any “excess parachute payment” within the meaning of Code section 280G (or any corresponding provision of state, local or foreign Tax law) or (ii) any amount that will not be fully deductible as a result of Code section 162(m) (or any corresponding provision of state, local or foreign Tax law). Neither of the Target Entities is, and never has been, a United States real property holding corporation within the meaning of Code section 897(c)(2) during the applicable period specified in Code section 897(c)(1)(A)(ii). Each of the Target Entities has disclosed on its federal income tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Code section 6662. Neither of the Target Entities is, or has ever been, a party to or bound by any Tax allocation or Tax sharing agreement. Neither of the Target Entities (i) is or has ever been a member of an “affiliated group” (within the meaning of Code section 1504(a)) filing a consolidated federal income Return or (ii) has any Liability for the Taxes of any Person under Treasury Regulations section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise.
     (f) Section 4.12(f) of the Schedule of Exceptions sets forth the following information with respect to each of the Target Entities as of the most recent practicable date: (i) the basis of such Target Entity in its assets; (ii) the amount of any net operating loss, net capital loss, unused investment or other credit, unused foreign tax, or excess charitable contribution allocable to such Target Entity; and (iii) the amount of any deferred gain or loss allocable to such Target Entity arising out of any intercompany transaction.
     (g) The unpaid Taxes of each of the Target Entities (i) did not, as of the date of the Latest Balance Sheets, exceed the reserve for Tax Liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the Latest Balance Sheet for such Target Entity (rather than in any notes thereto) and (ii) do not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of such Target Entity in filing its Returns. Since the date of the Latest Balance Sheets, neither of the Target Entities has incurred any Liability for Taxes arising from extraordinary gains or losses, as that term is used in GAAP, outside the ordinary course of business consistent with past custom and practice.
     (h) Neither of the Target Entities will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any:
          (i) change in method of accounting for a taxable period ending on or prior to the Closing Date;
          (ii) “closing agreement” as described in Code section 7121 (or any corresponding or similar provision of state, local or foreign income Tax law) executed on or prior to the Closing Date;

          (iii) intercompany transaction or excess loss account described in Treasury Regulations issued under Code section 1502 (or any corresponding or similar provision of state, local or foreign income Tax law);
          (iv) installment sale or open transaction disposition made on or prior to the Closing Date; or
          (v) prepaid amount received on or prior to the Closing Date.
     (i) Neither of the Target Entities has ever distributed stock of another Person, or had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Code sections 355 or 361.
     (j) Each of the Target Entities has made a valid election to be treated as, and has been and will be, an S corporation (an “S Corp”) within the meaning of section 1361 of the Code and comparable provisions of any state or local Tax law under which the Target Entities file Returns as an S Corp for any period prior to Closing, and such election has been, and will be, in effect for each taxable year commencing on or after January 1, 1987 (or such later date of such Target Entities’ formation), and ending on or before the Closing Date.
     (k) Neither of the Target Entities is, will be for any period prior to or including the Closing Date, or has ever been, liable for any Tax imposed under sections 1374(a) or 1375(a) of the Code (or any comparable provision of state, local or foreign Tax law).
     4.13 Proceedings. There is no Proceeding pending or, to the Knowledge of either of the Target Entities, threatened against either of the Target Entities. Neither of the Target Entities is subject to the provisions of any judgment, order or decree applicable to such Target Entity, its assets or its business. There are no investigations by any Governmental Entity that are pending or, to the Knowledge of either of the Target Entities, threatened against either of the Target Entities.
     4.14 Benefit Plans.
     (a) Section 4.14(a) of the Schedule of Exceptions contains a list of all employee benefit plans, agreements or arrangements maintained or contributed to by each of the Target Entities, including (i) “employee benefit plans” (as defined in Section 3(3) of ERISA) (ii) current or deferred compensation, pension, profit sharing, retirement, vacation, bonus or severance plans or programs or other fringe benefit plans or programs, and (iii) medical, hospital, accident, disability, insurance or death benefit plans (all of the foregoing collectively, the “Target Benefit Plans”).
     (b) Each Target Benefit Plan is and has been operated and administered pursuant to its terms and in material compliance, in form and operation, with ERISA, the Code, and all applicable Laws; (ii) Each Target Benefit Plan that is required to meet the requirements of Section 401(a) of the Code (including, but not limited to, all Employee Pension Benefit Plans, as defined in Section 3(2) of ERISA) meets such requirements within the meaning of such provision, has received a favorable determination letter from the Internal Revenue Service, and such determination has not been revoked or withdrawn, and to the Knowledge of the Target Entities, no event has occurred that could result in a disqualification of such Target Benefit Plan; (iii) No Target Benefit Plan is subject to Title IV of ERISA or Section 412 of the Code; (iv) No material default exists with respect to the obligations of either of the Target Entities under a Target Benefit Plan; (v) Neither of the Target Entities has engaged in a “prohibited transaction” as such term is defined in Section 4975 of the Code or Section 406 of ERISA with respect to a Target Benefit Plan that would subject either of the Target Entities to any Tax or penalty imposed under Sections 4975 of the Code or Section 502 (i), (j) or (l) of ERISA; (vi) Neither of the Target Entities has engaged in any transaction described in Section 4069 of ERISA within the last five (5) years; (vii) no Target Benefit Plan subject to Part (3) of Subtitle B of Title I of ERISA or Section 412 of the Code has incurred any “accumulated funding deficiency” (as defined in Section 412(a) of the Code), whether or not waived; (viii) no notice of a “reportable event” within the meaning of Section 4043 of ERISA, for which the 30-day reporting requirement has not been waived, has been required to be filed for Target Benefit Plan that is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA and that is intended to meet the requirements of Section 401(a) of the Code, or by either of the Target Entities or any entity that is considered one employer with either of the Target Entities under Section 4001 of ERISA or Section 414 of the Code, within the 12-month period ending on the Closing Date; (ix) as of the date hereof, no Proceedings (other than routine benefit claims) are pending or, to the Knowledge of the Target Entities, threatened against or relating to a Target Benefit Plan, or any fiduciary thereof; and (x) neither of the Target Entities has incurred any Liability to the Pension Benefit Guaranty Corporation in respect of a Target Benefit Plan that remains unpaid.
     (c) Neither the execution and delivery hereof nor the consummation of the Transactions will (i) result in any payment (including severance, unemployment compensation or golden parachute) becoming due to any director, officer of other employee of either of the Target Entities, or (ii) increase any benefit otherwise payable under a Target Benefit Plan or result in the acceleration of the time of payment or vesting of any such benefit, which would require either of the Target Entities to make additional contributions to a Target Benefit Plan. Neither of the Target Entities has current or projected Liability in respect of post-employment or post-retirement health or medical or life insurance benefits except as required to avoid excise tax under Section 4980B of the Code. Each of the Target Entities is in compliance with Section 4980B of the Code. No condition exists that could prevent either of the Target Entities from terminating or amending a Target Benefit Plan. Neither of the Target Entities contribute to, has ever contributed to, and has ever been required to contribute to any multiemployer plan (as defined in Section 3(37) of ERISA) or has any Liability (including withdrawal liability as defined in Section 4201 of ERISA) under any multiemployer plan.
     (d) All contributions (including all employer contributions and employee salary reduction contributions) and payments which are due or are otherwise required to be made under each Target Benefit Plan as of the Closing Date have been made to each such Target Benefit Plan, and all contributions for any period ending on or before the Closing Date which are not yet due have been paid to each such Target Benefit Plan. There is no unfunded or underfunded Liability for benefits, whether or not vested, under any Target Benefit Plan, and all contributions required to be made to or with respect to each Target Benefit Plan and all costs of administering each Target Benefit Plan have been completely and timely made or paid. All premiums and other payments for all periods ending on or before the Closing Date have been paid with respect to each such Target Benefit Plan which is an Employee Welfare Benefit Plan as defined in Section 3(1) of ERISA.
     (e) True and correct copies of the following documents, as they have been amended to the date hereof, relating to Target Benefit Plans, have been made available to Buyer: (i) all Target Benefit Plan documents; (ii) the most recently completed actuarial valuation for each Target Benefit Plan (if any); and (iii) the annual report (Form 5500 series) for each Target Benefit Plan for the three most recent plan years (if any).
     4.15 Employee and Labor Matters. Section 4.15 of the Schedule of Exceptions sets forth a true and complete list of the names, titles, annual salaries and other compensation of all (a) directors, officers and other employees of each of the Target Entities. No directors fees are owed to any current or former directors of either of the Target Entities. All directors of each of the Target Entities have or will have resigned from the boards of directors at or prior to the Closing.
     Neither of the Target Entities is a party to any collective bargaining agreement or similar agreement. No collective bargaining agent has been certified as a representative of any of the employees of either of the Target Entities. No representation campaign or election is now in progress with respect to any employee of either of the Target Entities. As of the date hereof, there are no labor disputes, grievances, controversies, strikes, slowdowns, stoppages or requests for union representation pending against either of the Target Entities, or to the Knowledge of either of the Target Entities (and employees of the Target Entities responsible for labor matters) threatened against either of the Target Entities, and to the Knowledge of either of the Target Entities (and employees of the Target Entities responsible for labor matters), no event has occurred that could give rise to any such dispute, grievance, controversy, strike, slowdown, stoppage or request for union representation.
     4.16 Compliance with Applicable Laws.
     (a) Each of the Target Entities is in compliance with (i) all applicable Laws, (ii) any court or administrative order or process applicable to the Businesses, including those of the Occupational Safety and Health Administration, Equal Employment Opportunity Commission, and National Labor Relations Board, and (iii) the terms of the Permits, except, in each case, for any such noncompliance as would not have a Material Adverse Effect.
     (b) Each of the Target Entities has complied in all material respects with all (i) applicable Laws relating to privacy, data protection and the collection and use of personal information and user information gathered or accessed in the course of its operations and (ii) rules, policies and procedures established by each of the Target Entities from time to time with respect to privacy, publicity, data protection or collection and use of personal information and user information gathered or accessed in the course of the operations of the Target Entities. No claims alleging a violation of any Person’s privacy, personal or confidentiality rights under any such rules, policies or procedures have been asserted or to the Knowledge of the Target Entities threatened against either of the Target Entities by any Person. With respect to all personal information and user information described in this Section 4.16, each of the Target Entities has taken such steps as it deems commercially reasonably necessary (including, implementing and monitoring compliance with adequate measures with respect to technical and physical security) to ensure that the information is protected against loss and against unauthorized access, use, modification, disclosure or other misuse to the extent required by applicable Laws.
     4.17 Environmental Matters.
     (a) Each of the Target Entities has complied and is in compliance with all Environmental Laws, except, in each case, for any such noncompliance as would not have a Material Adverse Effect.
     (b) Without limiting the generality of the foregoing, each of the Target Entities holds, has complied with, and is in compliance with, all Permits, if any, that are required pursuant to Environmental Laws for the occupation of its facilities and the operation of its Business; a list of all such Permits shall be set forth on Section 4.17(b) of the Schedule of Exceptions.
     (c) Neither of the Target Entities has received any written or oral notice, report or other information regarding any actual or alleged violation of Environmental Laws, or any liabilities or potential liabilities (of any kind or nature and whether accrued, absolute, contingent, unliquidated or otherwise), including any investigatory, remedial or corrective obligations, relating to any of them or its facilities arising under Environmental Laws.
     (d) To the Knowledge of the Target Entities, none of the following exists at any property or facility owned or operated by either of the Target Entities: (i) underground storage tanks, (ii) asbestos-containing material in any form or condition, (iii) materials or equipment containing polychlorinated biphenyls, or (iv) landfills, surface impoundments, or disposal areas.
     (e) Neither of the Target Entities has treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled, or released any substance, including any hazardous substance, or owned or operated any property or facility (and no such property or facility is contaminated by any such substance) in a manner that has given or would give rise to liabilities, pursuant to the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, the Solid Waste Disposal Act, as amended or any other Environmental Law.
     (f) Neither this Agreement nor the Transactions will result in any obligations for site investigation or cleanup, or notification to or consent of Government Entities or third parties, pursuant to any of the so called “transaction-triggered” or “responsible property transfer” Environmental Laws.
     (g) Neither of the Target Entities has, either expressly or to its Knowledge, by operation of law, assumed or undertaken any liability, including any obligation for corrective or remedial action, of any other Person relating to Environmental Laws.

     (h) To the Knowledge of the Target Entities, no facts, events or conditions relating to present or past facilities, properties or operations of either of the Target Entities will prevent, hinder or limit continued compliance with Environmental Laws, give rise to any investigatory, remedial or corrective obligations pursuant to Environmental Laws, or give rise to any other liabilities (of any kind or nature and whether accrued, absolute, contingent, unliquidated or otherwise) pursuant to Environmental Laws, including any relating to onsite or offsite releases or threatened releases of hazardous materials, substances or wastes, personal injury, property damage or natural resources damage.
     4.18 Brokers. Except as described on Section 4.18 of the Schedule of Exceptions, no agent, broker, investment banker or other firm or Person engaged by or acting on behalf of either of the Target Entities is or will be entitled to any broker’s or finder’s fee or any other commission or similar fee in connection with any of the Transactions.
     4.19 Inventory. All supplies, material, parts and other inventories of each of the Target Entities which is either used in, in use or useable in the operation of the Businesses or is held for sale or resale (the “Inventory”) consists of items fit for the purpose for which they were procured or manufactured. The Inventory is of a quantity and quality historically useable and/or saleable in the Ordinary Course of Business, subject to reserves for excess or obsolescent inventory recorded on the Latest Balance Sheets.
     4.20 Bank Accounts. Section 4.20 of the Schedule of Exceptions sets forth each bank or other financial institution in which each of the Target Entities has an account, safe deposit box or lock box arrangement, the name in whose name such account, box or arrangement is held, the identifying numbers or symbols of the account, box or arrangement, and the name of each person authorized to draw thereon or to have access thereto.
     4.21 Interest in Customers, Suppliers and Competitors. No officer or director of either of the Target Entities, neither of the Target Entities and, to the Knowledge of either of the Target Entities, no spouse, parent, sibling or lineal descendent of any of the foregoing, has any direct or indirect interest in any material customer, supplier or competitor of either of the Target Entities, or in any Person from whom or to whom either of the Target Entities lease any real or personal property, or in any other Person with whom either of the Target Entities is doing business, directly or indirectly (including as a debtor or creditor), whether in existence as of the Closing Date or proposed, other than the ownership of stock of publicly traded corporations and other entities.
     4.22 Insurance. Each of the Target Entities currently maintains in full force and effect, and has maintained continuously during the past three years, insurance policies providing coverage for such risks and in such amounts as are customary and reasonable for the conduct of the Business or the ownership of such Target Entity’s property, including workers compensation, and property and casualty insurance (the “Insurance Policies”). The Insurance Policies are listed on Section 4.22 of the Schedule of Exceptions and true and complete copies of all Insurance Policies previously have been made available to Buyer. Each of the Target Entities has paid all premiums due thereunder. With respect to each such Insurance Policy, (i) to the Knowledge of the Target Entities the policy is valid, binding, enforceable and in full force and effect, (ii)

neither of the Target Entities has Knowledge that such policy will cease to be valid, binding, enforceable and in full force and effect at any time during the foreseeable future, other than by reason of its lapse or expiration in accordance with its terms, (iii) neither of the Target Entities is in material breach or default (including with respect to the payment of premiums or the giving of notices), and no event has occurred which, with notice or the lapse of time, would constitute such a breach or default, or permit termination, modification, or acceleration, under the policy, and (iv) no party to the policy has repudiated any provision thereof.
     4.23 Bankruptcy. Neither of the Target Entities has ever filed a petition or request for reorganization or protection or relief under the bankruptcy laws of the United States or any state or territory thereof, made any general assignment for the benefit of creditors, or consented to the appointment of a receiver or trustee, including a custodian under the United States bankruptcy laws, whether such receiver or trustee was appointed in a voluntary or involuntary proceeding.
     4.24 Customers. Section 4.24 of the Schedule of Exceptions sets forth a correct and current list of (a) each of the Target Entities’ customers from whom revenue was generated in the year ended December 31, 2005 or the year ending December 31, 2006 and (b) third parties to whom each of the Target Entities paid amounts in excess of $25,000 in the year ended December 31, 2005 or the year ending December 31, 2006. Neither of the Target Entities has received notice that any customer or third party listed on Section 4.24 of the Schedule of Exceptions has ceased, or intends to cease, transacting business with such Target Entity. Neither of the Target Entities has Knowledge that any customer or third party listed on Section 4.24 of the Schedule of Exceptions will alter the terms on which it conducts business with either of the Target Entities in any manner that is or would be materially adverse to either of the Target Entities individually or to the Target Entities as a whole.
     4.25 Product Warranties. Each product sold, leased, or delivered by each of the Target Entities has been in conformity in all material respects with all applicable contractual commitments and all express and implied warranties, other than minor “bugs” or “glitches” that are generally acceptable within industry standards or that otherwise do not materially affect the functionality of the Target Entities’ Products, and neither of the Target Entities has any material Liability for replacement or repair thereof or for other damages arising out of any breach of any product warranty. Section 4.25 of the Schedule of Exceptions sets forth a summary of the warranty expense incurred by each of the Target Entities during each of its last five fiscal years, excluding only repairs and replacements in the Ordinary Course of Business in accordance with the past custom and practice of the Target Entities. The monetary damages payable to any third party claimant for any pending or threatened claims specifically disclosed on Section 4.25 of the Schedule of Exceptions will not exceed the amount reserved by the Target Entities in their financial statements for product warranty claims.
     4.26 Product Liability. To the Knowledge of the Target Entities, neither of the Target Entities has any Liability of any kind or nature (and there is no action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand pending or threatened against any of them giving rise to any Liability) arising out of any injury to individuals or property as a result of the ownership, possession, or use of any product sold, leased, or delivered by either of the Target Entities.

     4.27 Disclosure. The representations and warranties of each of the Target Entities contained in this Agreement (as supplemented and modified by the Schedule of Exceptions) do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements and information made herein or therein not misleading.
ARTICLE V
REPRESENTATIONS AND WARRANTIES REGARDING
THE SHARES AND THE TARGET STOCKHOLDERS
     Each of the Target Stockholders represent and warrant to Buyer that the statements contained in this Article V are correct and complete as of the date hereof and will be correct and complete as of the Closing Date (as though made then and as though the Closing Date were substituted for the date hereof through this Article V).
     5.1 Title to Shares. The Target Stockholder has good and marketable title to and is the legal and beneficial owner of the Shares to be transferred to the Buyer by the Target Stockholder, and upon consummation of the purchase contemplated herein, the Buyer will acquire from the Target Stockholder good and marketable title to such Shares, free and clear of all Liens excepting only such restrictions upon transfer, if any, as may be imposed by applicable Law. The Shares, together with any Target Options held by the Target stockholder and disclosed on Section 4.4 of the Schedule of Exceptions, constitute all of the issued and outstanding equity interests in the Target Entities held by the Target Stockholder. There are no restrictions on or agreements with respect to the transfer or voting rights of any of the Shares, including, without limitation, any proxies or voting trusts, and (subject, in the case of Shares of the Target Entities issued pursuant to the Stock Option Plans, to a right of first refusal in favor of the respective Target Entity), no Person other than the Target Stockholder has any rights to purchase any of the Shares.
     5.2 Adverse Agreements; Consents. Neither the execution nor delivery by the Target Stockholder of this Agreement or the Related Documents, nor the consummation by the Target Stockholder of the Transactions will (i) violate, conflict with, or constitute a breach or default under any Contract to which the Target Stockholder is a party or by which it or its property is bound or any license, Permit or applicable Law to which the Target Stockholder or its assets is subject or bound or (ii) require the consent of any other Person.
     5.3 No Adverse Litigation. The Target Stockholder is not a party to any pending litigation which seeks to enjoin or restrict the Target Stockholder’s ability to sell or transfer his, her or its Shares hereunder, which, if decided adversely to the Target Stockholder, could reasonably be expected to adversely affect the Target Stockholder’s ability to consummate the Transactions, nor, to the Knowledge of the Target Stockholder, is any such litigation threatened.
     5.4 Regulatory and Other Approvals. There is no consent, approval, authorization, notice, filing, exemption or other requirement which must, pursuant to any applicable Law or the terms of any Contract, license or Permit to which the Target Stockholder is a party or to which its properties are subject, be obtained from any Governmental Entity or Person or which must otherwise be satisfied by the Target Stockholder in order that (i) the execution, delivery and performance by the Target Stockholder of this Agreement or (ii) the consummation of the Transactions will not violate any applicable Law or the terms of any such Contract, license or Permit.
     5.5 Power and Authority; Enforceability. The Target Stockholder has the requisite power and authority to execute and deliver this Agreement and the Related Documents and to perform and consummate the Transactions. This Agreement and each of the Related Documents have been duly authorized, executed, and delivered by, and each is enforceable against, the Target Stockholder, in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, receivership or similar laws affecting the rights of creditors generally or by general principles of equity.
ARTICLE VI
REPRESENTATIONS AND WARRANTIES OF BUYER
     The Buyer represents and warrants to the Target Entities and the Target Stockholders that the statements contained in this Article VI are correct and complete as of the date hereof and will be correct and complete as of the Closing Date (as though made then and as though the Closing Date were substituted for the date hereof through this Article VI).
     6.1 Organization, Standing, Qualification and Power. Buyer is duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to carry on its business as presently conducted. Buyer is duly qualified and in good standing to do business in each jurisdiction in which such qualification is necessary because of the nature of the business conducted by it, except where the failure to be so qualified would not (i) have a material adverse effect on the business, operations, properties, financial condition or results of operations of Buyer or (ii) prohibit or delay Buyer from consummating the Transactions.
     6.2 Authority; Execution and Delivery; and Enforceability. Buyer has all corporate power and authority to execute this Agreement and the Related Documents to which it is, or is specified to be, a party and to consummate the Transactions. The execution and delivery by Buyer of this Agreement and the Related Documents and the consummation of the Transactions have been duly authorized by all necessary corporate action on the part of Buyer. Buyer has duly executed and delivered this Agreement and prior to the Closing will have duly executed and delivered each Related Document to which it is, or is specified to be, a party, and this Agreement constitutes, and each Related Document to which it is, or is specified to be, a party will after the Closing constitute, its legal, valid and binding obligation, enforceable against it in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization, fraudulent conveyance or other similar laws affecting the enforcement of creditors’ rights generally and general equitable principles.
     6.3 No Conflicts; Consent. As of the date hereof, no consent, approval, license, permit, order, qualification or authorization of, or registration, declaration, notice or filing with, any Governmental Entity or any other Person is required for or in connection with the execution and delivery by Buyer of this Agreement and each other Related Document to which it is a party, and the consummation by Buyer of the Transactions.
ARTICLE VII
COVENANTS AND AGREEMENTS
     7.1 Commercially Reasonable Efforts. Subject to the terms and conditions of this Agreement, in furtherance and not in limitation of the covenants of the parties contained in this Section, if any objection is asserted or any administrative or judicial action or proceeding, including any proceeding by a private party, is instituted (or threatened to be instituted) challenging any of the Transactions as violative of any Law, each party shall cooperate in all respects with each other and use its respective commercially reasonable efforts to resolve any such objections or challenge and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Transactions.
     7.2 Publicity. No public release or announcement concerning the Transactions shall be issued by any of the parties without the prior written consent of each of the Target Entities and of Buyer. Notwithstanding the foregoing, Buyer may make such disclosure of the execution of this Agreement as may be required in a Current Report on Form 8-K under the Securities Exchange Act of 1934, as amended.
     7.3 Employees and Employee Benefits.
     (a) Information on Active Employees. For the purpose of this Agreement, the term “Active Employees” shall mean all employees employed on the Closing Date by either of the Target Entities for their Business as currently conducted, including employees on temporary leave of absence, including family medical leave, military leave, temporary disability or sick leave, but excluding employees on long-term disability leave.
     (b) Employment of Active Employees by Buyer.
          (i) It is Buyer’s current intention to offer continued employment to each Active Employee, such that each individual who is employed by either Target Entity immediately prior to the Closing would remain an employee of the respective Target Entity following the Closing.
          (ii) Notwithstanding subparagraph (i) above, it is understood and agreed that (A) nothing in this Agreement shall constitute any commitment, Contract or understanding (expressed or implied) of any obligation on the part of Buyer to a post-Closing employment relationship with any Active Employee of any fixed term or duration or upon any terms or conditions other than those that Buyer may establish pursuant to individual offers of employment, and (B) employment with the Buyer is “at will” and may be terminated by Buyer or by an Active Employee at any time for any reason (subject to any written commitments to the contrary made by Buyer or an employee and applicable legal requirements). Except as set forth in the Employment Agreements, nothing in this Agreement shall be deemed to prevent or restrict in any way the right of Buyer to terminate, reassign, promote or demote any of the Active Employees after the Closing or to change adversely or favorably the title, powers, duties, responsibilities, functions, locations, salaries, other compensation or terms or conditions of employment of such employees.
     (c) Salaries and Benefits. The Target Entities shall be responsible for (A) the payment of all wages and other remuneration earned by Active Employees with respect to their services as employees of the Target Entities through the close of business on the Closing Date, including pro rata bonus payments and all vacation pay earned prior to the Closing Date; (B) the payment of any termination or severance payments owed to any persons whose employment is or was terminated by the Target Entities prior to the Closing; and (C) any payments due from either Target Entity to any employee under any self-insured employee plan by reason of any claim made by such employee prior to the Closing Date.
     7.4 Code Section 338(h)(10) Election; Tax Allocation.
     (a) Section 338(h)(10) Election. With respect to the acquisition of the Target Entities under this Agreement, each of the Target Stockholders covenants and agrees to timely join with Buyer to make an election pursuant to section 338(h)(10) of the Code (and any comparable provision of state, local or foreign Tax law as Buyer may request), and to file such forms (the “Section 338 Forms”) as are necessary to effectuate such election (the “Section 338 Election”) in accordance with this Section 7.4.
     (b) Purchase Price Allocation. Within six (6) months following the Closing Date, Buyer and the Target Stockholder Representative shall jointly prepare a schedule (the “Section 338 Allocation Schedule”) allocating the “modified aggregate deemed sale price” as defined in Treasury Regulations section 1.338(h)(10)-1(f) with respect to the Section 338 Election; provided, however, that the Section 338 Allocation Schedule shall be based upon a proposal by Buyer, shall be reasonable, and shall be based on fair market values in accordance with Section 338 of the Code and the regulations thereunder. All relevant Returns of the Target Stockholders, the Target Entities and the Buyer shall be filed in accordance with the Section 338 Allocation Schedule and the Section 338 Election, which shall be binding upon the Target Stockholders, Buyer, and each of the Target Entities, and the Target Stockholders, Buyer, and each of the Target Entities shall take no position contrary thereto, except to the extent otherwise required pursuant to a “determination” within the meaning of section 1313(a) of the Code (a “Determination”).
     (c) Preparation of Section 338 Forms. Buyer shall be responsible for the preparation and filing of all Section 338 Forms; provided, however, that in the event that the Target Stockholder Representative reasonably objects to any item in such Section 338 Forms that could reasonably be expected to have a material adverse impact on the Target Stockholders, such dispute shall be resolved by the Selected Firm prior to the date that is twenty (20) days prior to the date such Section 338 Form is required to be filed. The Target Stockholders shall execute and deliver to Buyer such documents or forms as are reasonably requested and are required by any Tax laws properly to complete the Section 338 Forms, at least forty (40) days prior to the date such Section 338 Forms are required to be filed, but not earlier than twenty (20) days after Buyer has requested such documents and forms.
     (d) Responsibility for Certain Returns. Buyer shall prepare or cause to be prepared, and shall file or cause to be filed, all Returns of the Target Entities for all periods ending on or prior to the Closing Date that are filed after the Closing Date. To the extent permitted under applicable law, all such Returns shall be prepared consistent with the custom and past practice of the Target Entities. Buyer shall permit the Target Stockholder Representative to review and comment on each such Return prior to filing, and shall make such revisions to such Returns as are reasonably requested by the Target Stockholder Representative. To the extent permitted by applicable law, the Target Stockholders shall include any income, gain, loss, deduction or other tax items for such periods on their Returns in a manner consistent with the Schedule K-1s, as well as any other documentation in connection with the Section 338 Election, furnished by the Target Entities to the Target Stockholders for such periods.
     (e) Cooperation. The Target Stockholders, the Target Entities and Buyer shall cooperate fully in connection with the filing of Returns described in this Section 7.4. Such cooperation shall include the retention and (upon the other parties’ request) the provision of records and information that are reasonably relevant to Target Entities’ Returns, and making employees available on a mutually convenient basis to provide additional information and explanation for any material provided hereunder. The Target Stockholders and the Buyer agree: (i) to retain all books and records with respect to Tax matters pertinent to the Target Entities relating to any taxable period beginning before the Closing Date until the expiration of the statute of limitations (and, to the extent notified by the Target Stockholders or Buyer, any extensions thereof) of the respective taxable periods, and to abide by all record retention agreements entered into with any Tax authority; and (ii) to give the other parties reasonable written notice prior to transferring, destroying or discarding any such books and records and, if the other party or parties so request, the Target Stockholders or Buyer, as the case may be, shall allow the other party or parties to take possession of such books and records.
     (f) Section 1374 Treatment; S Corp Treatment. The Target Stockholders shall not take any position before any Governmental Entity or otherwise (including in any Return) inconsistent with the treatment that no net recognized built-in gain (as defined in section 1374 of the Code or any similar provisions of state and local Tax laws) of any Target Entity results from any of the Transactions or any prior transaction involving the Target Entities, unless required to do so by applicable Tax laws pursuant to a Determination. Unless, in each case, required to do otherwise by applicable Tax laws pursuant to a Determination, none of the Target Stockholders, Buyer, or the Target Entities shall take any action (including in connection with the filing of Returns) inconsistent with the treatment of each of the Target Entities as an S Corp for federal income Tax purposes (and for purposes of any state or local Tax law under which such Target Entity files Returns as an S Corp for any period prior to Closing) for all periods from prior to and including the Closing Date.
     (g) Allocation of Certain Taxes. Buyer and the Target Stockholders agree that if either of the Target Entities is permitted but not required under applicable state, local or foreign income Tax laws to treat the Closing Date as the last day of a taxable period, Buyer, each such Target Entity and the Target Stockholders shall treat such day as the last day of a taxable period.

Where it is necessary to apportion between Buyer, on the one hand, and the Target Stockholders or Target Entities, on the other hand, the Tax Liability of either of the Target Entities for a period that includes but does not end on the Closing Date, such Liability shall be apportioned between the period deemed to end at the close of the Closing Date and the period deemed to begin at the beginning of the day following the Closing Date on the basis of an interim closing of the books, except that Taxes, such as real property Taxes, imposed on a periodic basis shall be apportioned on a daily basis and exemptions, allowances and deductions that are otherwise calculated on an annual basis shall be apportioned on a daily basis. Where it is necessary to determine the Tax Liability of either of the Target Entities for a taxable period that ends on or prior to the Closing Date, such Liability shall be determined under applicable Tax law.
     (h) Survival of Obligations. Notwithstanding anything to the contrary in this Agreement, the obligations of the parties set forth in this Section 7.4 shall be unconditional and absolute and shall remain in effect until ninety (90) days after the applicable statue of limitations has expired (or such later date as is provided in Section 9.1).
     (i) Target Stockholder Taxes. The Target Stockholders acknowledge and agree that solely the Target Stockholders shall be responsible and liable for any Tax imposed on, or required to be paid by, any Target Stockholder with respect to any Transactions, whether by reason of the Section 338 Election or otherwise.
     7.5 Confidentiality. Each Target Stockholder will treat and hold confidential as such all of the Confidential Information, refrain from using any of the Confidential Information except in connection with this Agreement, and deliver promptly to Buyer or destroy, at the request and option of Buyer, all tangible embodiments (and all copies) of the Confidential Information which are in his, her or its possession. In the event that a Target Stockholder is requested or required (by oral question or request for information or documents in any legal proceeding, interrogatory, subpoena, civil investigative demand, or similar process) to disclose any Confidential Information, that party will notify Buyer promptly of the request or requirement so that Buyer may seek an appropriate protective order or waive compliance with the provisions of this Section 7.5. If, in the absence of a protective order or the receipt of a waiver hereunder, a Target Stockholder is, on the advice of counsel, compelled to disclose any Confidential Information to any tribunal or else stand liable for contempt, that party may disclose the Confidential Information to the tribunal; provided, however, that the disclosing party shall use his or its commercially reasonable efforts to obtain, at the reasonable request of Buyer and at its expense, an order or other assurance that confidential treatment will be accorded to such portion of the Confidential Information required to be disclosed as Buyer shall designate.
     7.6 Noncompetition. Each Target Stockholder, other than the Key Employees who are subject to separate Noncompetition Agreements, and other than those Target Stockholders named on Schedule 7.6 who are no longer employed by either Target Entity and whose Target Allocation Percentage, in each case, is less than 0.50% (each an “Excluded Stockholder”), hereby promises and agrees that for a period of two (2) years after the date hereof, he or she will not, either directly or indirectly, for himself or herself or on behalf of any other individual, partnership, firm, corporation or other entity:

          (a) Within the United States, Canada, Europe, the United Kingdom, Australia and New Zealand (the “Restricted Area”), engage in, manage, operate, control or supervise, or participate in the management, operation, control or supervision of any business that is engaged in the design, development, marketing, licensing, leasing, rental or sale of software, software applications, internet applications, donor research and management, prospective donor analysis or e-commerce solutions designed specifically for use by non-profit organizations in connection with fund raising, e-commerce, accounting or school administration, or consulting and/or other services with respect thereto (the “Covered Services”);
          (b) Within the Restricted Area, solicit any of the customers of the Buyer or any of its Subsidiaries or Affiliates to divert its purchases of any of the Covered Services to any other individual, partnership, firm, corporation or other entity; or
          (c) Solicit any person who is, or within six months prior to such solicitation has been, an employee, independent contractor/consultant or representative of the Buyer or any of its Subsidiaries or Affiliates to work for any business, individual, partnership, firm, corporation or other entity then in competition with the Buyer or any of its Subsidiaries or Affiliates.
     The Target Stockholders acknowledge that the Buyer is doing business throughout the Restricted Area, and recognizes that the time limits, geographic scope, and the types and limitations of activities set forth hereinabove are reasonable and necessary to protect the legitimate interests of the Buyer. It is the desire and intent of the parties that the provisions of this Section 7.6 be enforced to the fullest extent permitted under the laws and public policies of each jurisdiction in which enforcement is sought. If any court determines that any provision of this Section 7.6 is unenforceable because of the duration or geographic scope of such provision, such court will have the power to reduce the duration or scope of such provision, as the case may be, and, in its reduced form, such provision will then be enforceable.
     7.7 Release. Each Target Stockholder, on his own behalf and on behalf of his successors, assigns, heirs, executors, and administrators, hereby releases and forever discharges the Buyer and its successors, assigns, affiliates, subsidiaries, divisions, officers, directors, stockholders, employees, agents, representatives, attorneys, lessors, lessees, licensors and licensees (collectively, the “Releasees”), from, and has agreed not to assert against any of the Releasees, any and all claims, actions, causes of action, suits, judgments, liabilities, obligations, damages, debts, losses, indemnities, costs, expenses, penalties, accounts, bonds, bills, specialties, covenants, contracts, controversies, agreements, promises, variances, trespasses, executions, and demands of any kind or any nature whatsoever, whether direct, indirect, accrued, inchoate, contingent, potential, or otherwise, in statutory or common law, or in equity, that against any of the Releasees that the Target Stockholder now has, ever has had or may have for, upon or by reason of any matter, circumstance, cause or thing whatsoever, whether known or unknown, contingent or accrued, from the beginning of time through the close of business on the Closing Date; provided, however, that this release shall not extend to any claim any Target Stockholder may have against the Releasees arising out of a breach by any Releasee of any provision of this Agreement or any Related Documents, or any claim relating to or arising out of the employment of such Target Stockholders by either of the Target Entities.

     7.8 Additional Covenants. The parties agree as follows with respect to the period following the Closing.
     (a) General. In case at any time after the Closing any further action is necessary or desirable to carry out the Transactions or the purposes of this Agreement, each of the parties will take such further action (including the execution and delivery of such further instruments and documents) as any other party reasonably may request, all at the sole cost and expense of the requesting party (unless the requesting party is entitled to indemnification therefor under Article IX below). The Target Stockholders acknowledge and agree that from and after the Closing, Buyer will be entitled to possession of all documents, books, records (including Tax records), agreements, and financial data of any sort relating to the Target Entities.
     (b) Support. In the event and for so long as any party actively is contesting or defending against any action, suit, proceeding, hearing, investigation, audit, charge, complaint, claim, or demand in connection with (i) any transaction contemplated under this Agreement or (ii) any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction on or prior to the Closing Date involving the Target Entities, each of the other parties will cooperate with him, or it and his, hers or its counsel in the contest or defense, make available their personnel, and provide such testimony and access to their books and records as shall be necessary in connection with the contest or defense, all at the sole cost and expense of the contesting or defending party (unless the contesting or defending party is entitled to indemnification therefor under Article IX below).
     (c) Transition. None of the Target Stockholders will take any action that is designed or intended to have the effect of discouraging any lessor, licensor, customer, supplier, or other business associate of the Target Entities from maintaining the same business relationships with the Target Entities after the Closing as it maintained with Target Entities prior to the Closing.
     (d) Impairment of Indemnification Provisions. Buyer shall not, for a period of five years after the Closing, take any action to alter or impair any exculpatory or indemnification provisions now existing in the Governing Documents of the Target Entities for the benefit of any individual who served as a director or officer of the Target Entities at any time prior to the Closing, except for any changes that may be required to conform with changes in applicable law and any changes that do not affect the application of such provisions to acts or omissions of such individuals prior to the Closing.
ARTICLE VIII
CONDITIONS PRECEDENT
     8.1 Conditions to Obligations of Buyer. The obligation of Buyer to effect the Closing is subject to the satisfaction (or waiver in writing by Buyer at its sole discretion) on or prior to the Closing of the following conditions:

     (a) Representations and Warranties. The representations and warranties of the Target Entities and the Target Stockholders contained herein shall be true and correct in all material respects on the Closing Date as though made on the Closing Date, except to the extent such representations and warranties by their terms speak only as of an earlier date, in which case they shall be true and correct in all material respects as of such earlier date.
     (b) Performance of Obligations. The Target Entities, the Target Stockholders and the Target Stockholder Representative shall have performed and complied (or shall have cured any nonperformance or noncompliance) in all material respect with the agreements and conditions required by this Agreement to have been performed or complied with by them prior to or at the Closing, taken as a whole.
     (c) Third Party Consents. The Target Entities shall have procured all consents to Material Contracts and all other third party consents requested by the Buyer.
     (d) Closing Certificate. Buyer shall have received a certificate, dated as of the Closing Date, signed by each of the Target Entities and by the Target Stockholder Representative on behalf of the Target Stockholders certifying that the conditions specified in Sections 8.1(a), (b) and (c) have been fulfilled.
     (e) Target Allocation Percentages. The Target Entities shall have delivered to the Buyer the Target Allocation Percentages to include on Exhibit A at least five (5) Business Days prior to the Closing Date.
     (f) Schedule of Exchange Payments. The Target Entities shall have delivered Schedule 2.5 to the Buyer at least five (5) Business Days prior to the Closing Date, setting forth the Exchange Payments to be made to the holders of Target Options and warrants.
     (g) No Injunctions or Restraints. No applicable Law or injunction enacted, entered, promulgated, enforced or issued by any Governmental Entity or other legal restraint or prohibition preventing the consummation of the Transactions shall be in effect, and no Proceeding shall be pending or threatened wherein an unfavorable injunction, judgment, order, decree, ruling or charge would (i) prevent consummation of any of the Transactions, (ii) cause any of the Transactions to be rescinded following consummation, or (iii) affect adversely the right of Buyer to own the Shares and to operate the Businesses of the Target Entities (and no such injunction, judgment, order, decree, ruling or charge shall be in effect).
     (h) Good Standings. Each of the Target Entities shall have delivered to Buyer (i) a Certificate of Good Standing and, if available, a tax clearance certificate (or similar documents) of such Target Entity issued by the appropriate governmental official of jurisdiction of its incorporation and each jurisdiction in which such Target Entity is, or is required to be, authorized to transact business or pay any Taxes, and (ii) such other documents and certificates of officers and public officials as shall be reasonably requested by Buyer to establish the existence and good standing of each of the Target Entities and the due authorization of this Agreement and the Transactions.

     (i) Legal Opinion. Buyer shall have received from counsel to the Target Entities and the Target Stockholders an opinion in form and substance as set forth in Exhibit G attached hereto, addressed to Buyer and dated as of the Closing Date.
     (j) Resignations. Buyer shall have received the resignations, effective as of the Closing, of all the directors and officers of the Target Entities.
     (k) Employment Agreements. Each of the Key Employees shall have entered into the Employment Agreements.
     (l) Noncompetition Agreements. Each of the Key Employees shall have executed and delivered to Buyer a Noncompetition Agreement in form and substance reasonably satisfactory to Buyer restricting each such party from engaging in competition with Buyer or their Affiliates for a period not less than five (5) years.
     (m) Section 338(h)(10) Elections. Each Target Stockholder shall have executed and delivered to Buyer a Section 338 Election.
     (n) Other Documents. The Target Entities, the Target Stockholders and the Target Stockholder Representative shall obtain all agreements, documents, instruments, consents, waivers, landlord estoppels, subordination agreements, payoff letters, financial statements and other items which are reasonably required by Buyer in connection with Closing.
     (o) Proceedings and Documents. All actions to be taken by the Target Entities, Target Stockholders and the Target Stockholder Representative in connection with the consummation of the Transactions and all certificates, opinions, instruments and other documents required to effect the Transactions will be reasonably satisfactory in form and substance to Buyer.
     (p) Secretary’s Certificate. Each of the Target Entities shall have delivered to Buyer a certificate, dated as of the date of the Closing, signed by such its Secretary or an Assistant Secretary and in form and substance reasonably satisfactory to Buyer, that shall certify (a) the names of its officers authorized to sign the Agreement and the Related Documents to which the it is, or is specified to be, a party, together with true signatures of such officers; (b) that the copies if its current Governing Documents attached thereto are true, correct and complete; and (c) that the copy of the resolutions of its Board of Directors attached thereto evidencing the approval of the Agreement, the Related Documents and the Transactions duly adopted and are in full force and effect.
     8.2 Conditions to the Obligations of the Target Entities and Target Stockholders. The obligation of the Target Entities and the Target Stockholders to effect the Closing is subject to the satisfaction (or waiver by Target Entities, acting as a group, or the Target Stockholder Representative, acting on behalf of the Target Stockholders) on or prior to the Closing of the following conditions:

     (a) Representations and Warranties. The representations and warranties of Buyer contained herein shall be true and correct in all material respects on the Closing Date as though made on the Closing Date, except to the extent such representations and warranties by their terms speak as of an earlier date, in which case they shall be true and correct as of such earlier date.
     (b) Performance of Obligations. Buyer shall have performed and complied in all material respects (or shall have cured any material nonperformance or noncompliance) with the agreements and conditions required by this Agreement to have been performed or complied with by it prior to or at the Closing, taken as a whole.
     (c) Closing Certificate. The Target Stockholder Representative shall have received a certificate from Buyer, dated as of the Closing Date, signed by an officer of Buyer, certifying that the conditions specified in Sections 8.2(a) and (b) have been fulfilled.
     (d) Legal Opinion. The Target Stockholders shall have received from counsel to the Buyer an opinion in form and substance as set forth in Exhibit H attached hereto, addressed to the Target Stockholder Representative and dated as of the Closing Date.
     8.3 Effect of Closing. The consummation at the Closing of the transactions contemplated hereby shall be deemed to constitute the acknowledgment and agreement of each party to this Agreement that each condition set forth in this Article VIII to the obligation of any other party to perform hereunder either has been satisfied or has been waived.
ARTICLE IX
INDEMNIFICATION
     9.1 Survival. The representations and warranties contained in or made pursuant to this Agreement shall survive the Closing (even if the party to whom the representation or warranty was made knew or had reason to know of any misrepresentation or breach at the time of Closing) and continue in full force and effect until the fifteen (15) month anniversary of the Closing; provided, however, that the representations and warranties contained in Sections 4.1, 4.2, 4.3, 4.4, 4.12, 5.1 and 5.5 shall survive the Closing (even if the party to whom the representations and warranties made therein knew or had reason to know of any misrepresentation or breach of warranty at the time of Closing) until the expiration of the applicable statute of limitations. All covenants and agreements of the parties contained herein will survive according to their respective terms.
     9.2 Indemnification. Subject to the conditions set forth in this Article IX, subsequent to the Closing Date, the Target Stockholders shall indemnify Buyer and its Subsidiaries and Affiliates, and the directors, officers, employees, agents, representatives, successors and assigns of any of the foregoing (each a “Buyer Indemnified Party”, and collectively, the “Buyer Indemnified Parties”) and hold each of them harmless against any Liability, loss, suit, action, cause of action, Proceeding, hearing, investigation, charge, complaint, claim, demand, injunction, judgment, order, decree, ruling, damage, due, penalty, fine, cost, amount paid in settlement, obligation, Tax, Lien, loss, expense and fee, including court costs, attorneys’ fees and expenses (collectively, “Losses” and individually, a “Loss”), that any Buyer Indemnified Party directly or indirectly suffers or incurs or to which any Buyer Indemnified Party may otherwise become subject (regardless of whether or not such Loss relates to any third-party claim) and which arise from or as a result of, or are directly or indirectly connected with:
     (a) any inaccuracy in or breach of any representation and warranty of either of the Target Entities or any of the Target Stockholders set forth in this Agreement or any exhibit or schedule hereto;
     (b) any claim by a Target Stockholder alleging that, as to such Target Stockholder, the Target Allocation Percentage set forth on Exhibit A was not calculated in the manner specified in Section 2.2(a), or any claim by an employee of either of the Target Entities identified on Schedule 2.5 that, as to such employee, the Exchange Payment set forth in Schedule 2.5 was not calculated in the manner set forth in Section 2.5;
     (c) any breach or nonperformance by either of the Target Entities or any of the Target Stockholders of any of the covenants or agreements set forth in this Agreement; or
     (d) any Liability of either of the Target Entities or any of the Target Stockholders (A) for any Taxes (or the non-payment thereof) of either of the Target Entities or any of the Target Stockholders with respect to any Tax year or portion thereof ending on or before the Closing Date (or for any Tax year beginning before and ending after the Closing Date to the extent allocable to the portion of such period beginning before and ending on the Closing Date), (B) for any Taxes of any member of an affiliated, consolidated, combined or unitary group of which either of the Target Entities or any of the Target Stockholders (or any predecessor of any of the foregoing) is or was a member on or prior to the Closing Date, including pursuant to Treasury Regulations Section 1.1502-6 or any analogous or similar state, local, or foreign law or regulation, and (C) for any and all Taxes of any Person (other than either of the Target Entities or any of the Target Stockholders) imposed on either of the Target Entities or any of the Target Stockholders as a transferee or successor, by contract or pursuant to any law, rule or regulation, if such Taxes relate to an event or transaction occurring on or before the Closing Date; provided, however, that in the case of clauses (A), (B), or (C) of this section 9.2(d), Target Stockholders shall be liable only to the extent that such Taxes exceed the amount, if any, reserved for such Taxes on the Financial Statements or taken into account in determining post-Closing adjustments.
     9.3 Nature of Obligations. Subject to the limitations set forth in Section 9.8, the representations, warranties and covenants in this Agreement are joint and several.
     9.4 Target Stockholder Representative.
     (a) By executing this Agreement, each of the Target Stockholders shall be deemed to have constituted and appointed Charles Longfield to serve as the agent, proxy and attorney-in-fact (the “Target Stockholder Representative”) for and on behalf of the Target Stockholders for all purposes of this Agreement, and to take such action and to exercise such powers under this Agreement and the Related Documents as are delegated to the Target Stockholder Representative by the terms hereof or thereof, together with such powers as are reasonably incidental thereto, including the power to take any action, or refrain from taking any action, in his, her or its sole and absolute discretion as to any matter that may arise under this Agreement or the Related Documents as to which the Target Stockholders are not given express authority hereunder. The authority of the Target Stockholder Representative under this Section 9.4 is irrevocable without the consent of the Target Stockholder Representative, shall survive the death, incapacity, bankruptcy, dissolution or liquidation of any Target Stockholder and any such revocation shall be effective only after written notice thereof is received by the Buyer.
     (b) Without limiting the foregoing, the Target Stockholder Representative shall have full power and authority to do each and every act and exercise any and all rights the Target Stockholders are permitted or required to do or exercise under this Agreement or the Related Documents, as applicable; provided, however, that in no case shall the Target Stockholder Representative be entitled to take any such action the effect of which would be to treat any Target Stockholder disproportionately to any other Target Stockholder (in such capacity as a stockholder).
     (c) Notices or communications to or from the Target Stockholder Representative shall constitute notice to or from each Target Stockholder. The Target Stockholder Representative shall have no duties or responsibilities except those expressly set forth herein. As to any matters not expressly provided for by this Agreement or the Related Documents, the Target Stockholder Representative may exercise his, her or its discretion as aforesaid. The Target Stockholder Representative shall not be required to take any action which, in his, her or its good faith judgment, exposes the Target Stockholder Representative to personal Liability or which is contrary to this Agreement, the Related Documents or applicable Law.
     (d) The Target Stockholder Representative shall not be liable for any act done or omitted hereunder as Target Stockholder Representative while acting in good faith and in the exercise of reasonable judgment; provided, however, that nothing contained herein shall relieve the Target Stockholder Representative from Liability arising out of his, her or its own fraud, gross negligence or bad faith.
     (e) The Target Stockholder Representative may be removed at any time upon the written consent of the holders of a majority-in-interest of the Escrow Amount; provided however, that a successor Target Stockholder Representative must be concurrently appointed by such holders, who shall promptly notify the Buyer and the other Target Stockholders, in writing, of such removal and the appointment of a successor thereto. The Target Stockholder Representative may resign and be discharged from his, her or its duties and obligations as a Target Stockholder Representative under this Agreement by giving at least thirty (30) days prior notice to the Target Stockholders, the Buyer and the Escrow Agent. In the event of the resignation of the Target Stockholder Representative, until a successor Target Stockholder Representative has been appointed as provided herein, the resigning Target Stockholder Representative shall continue to perform his, her or its duties and obligations under this Agreement and may apply to a court of competent jurisdiction for the appointment of a successor Target Stockholder Representative. Within thirty (30) days after receiving notice from a resigning Target Stockholder Representative or after the death of a Target Stockholder Representative, the holders of a majority-in-interest of the Escrow Amount shall appoint a successor Target Stockholder Representative and inform the Buyer and the Escrow Agent, in writing, of the name of such successor. Any such successor Target Stockholder Representative shall execute a joinder to this Agreement and shall be entitled to all of the rights, and have all of the obligations, of the Target Stockholder Representative hereunder.
     (f) All reasonable fees and expenses incurred by the Target Stockholder Representative in connection with this Agreement shall be borne by the Target Stockholders (on a pro rata basis). The Target Stockholder Representative may, at the time of any disbursement of funds from the Escrow Account to the Target Stockholders, instruct the Escrow Agent to withhold and pay to the Target Stockholder Representative a portion of the proceeds to be paid to the Target Stockholders as is necessary to satisfy the actual out-of -pocket costs and expenses, including the fees and expenses of counsel, reasonably incurred by the Target Stockholder Representative in connection with the performance of his responsibilities under this Agreement after the Closing.
     (g) By his signature to this Agreement, Charles Longfield hereby accepts the appointment contained herein and agrees to act as the Target Stockholder Representative and to discharge the duties and responsibilities of the Target Stockholder Representative pursuant to the terms hereof.
     (h) A decision, act, consent or instruction of the Target Stockholder Representative shall constitute a decision of all Target Stockholders for whom the Escrow Amount are deposited and shall be final, binding and conclusive upon each such holder, and the Escrow Agent and the Buyer may rely upon any decision, act, consent or instruction of the Target Stockholder Representative as being the decision, act, consent or instruction of each and every Target Stockholder. To the extent that either the Escrow Agent or the Buyer acts in accordance with a decision, act, consent or instruction of the Target Stockholder Representative, the Escrow Agent and the Buyer are hereby relieved from any Liability with respect to such act, to any Person, including the Target Stockholders.
     9.5 Third Party Claims. The obligations and liabilities of the Target Stockholders with respect to Losses resulting from the individual assertion of or related assertions of liability by third parties (a “Third Party Claim”) shall be subject to the following terms and conditions:
     (a) The Buyer Indemnified Parties shall promptly give written notice to the Target Stockholder Representative of any Third Party Claim that might give rise to any Loss by the Buyer Indemnified Parties, stating the nature and basis of such Third Party Claim, and the amount thereof to the extent known; provided, however, that no delay on the part of the Buyer Indemnified Parties in notifying the Target Stockholder Representative shall relieve the Target Stockholders from any obligation hereunder unless (and then solely to the extent) the Buyer Indemnified Party is prejudiced thereby. Such notice shall be accompanied by copies of all relevant documentation with respect to such Third Party Claim, including any summons, complaint or other pleading which may have been served, any written demand or any other document or instrument.
     (b) From and after receipt of notice of a Third Party Claim pursuant to Section 9.5(a), the Target Stockholders shall have the right to conduct, at their own expense, the defense against the Third Party Claim in their own names or in the names of the Buyer Indemnified Parties, using counsel of their choice reasonably satisfactory to the Buyer Indemnified Parties so long as (i) the Target Stockholder Representative notify the Buyer Indemnified Parties in writing within 15 days after the Buyer Indemnified Parties has given notice of the Third Party Claim that the Target Stockholders will indemnify the Buyer Indemnified Parties from and against the entirety of any Losses the Buyer Indemnified Parties may suffer resulting from, arising out of, relating to, in the nature of, or caused by the Third Party Claim, (ii) the Target Stockholders provide the Buyer Indemnified Parties with evidence reasonably acceptable to the Buyer Indemnified Parties that the Target Stockholders will have the financial resources to defend against the Third Party Claim and fulfill its indemnification obligations hereunder, (iii) the Third Party Claim involves only money damages and does not seek an injunction or other equitable relief, (iv) settlement of, or adverse judgment with respect to, the Third Party Claim in not, in the good faith judgment of the Buyer Indemnified Parties, likely to establish a precedential custom or practice adverse to the continuing business interests of the Buyer Indemnified Parties, and (v) the Target Stockholders conduct the defense of the Third Party Claim actively and diligently. Any Buyer Indemnified Parties shall have the right to employ separate counsel in any such Third Party Claim and/or to participate in the defense thereof at their own expense. The party or parties conducting the defense of any Third Party Claim shall keep the other parties apprised of all significant developments with respect thereto and shall not enter into any settlement, compromise or consent to judgment that imposes non-monetary obligations on the Buyer Indemnified Parties with respect to such Third Party Claim without the prior written consent of the other parties hereto, such consent not to be unreasonably withheld.
     (c) In the event any of the conditions in Section 9.5(b) above is not satisfied, however, (i) the Buyer Indemnified Party may defend against, and consent to the entry of any judgment or enter into any settlement with respect to, the Third Party Claim in any manner it reasonably may deem appropriate; provided that the Target Stockholders will not be bound by any settlement of any such Third Party Claim effected without their consent, which will not be unreasonably withheld, (ii) except in connection with any Third Party Claim described in clause 9.5(b)(iv) above, the Target Stockholders will reimburse the Buyer Indemnified Party promptly and periodically for the costs of defending against the Third Party Claim (including attorneys’ fees and expenses), and (iii) except as otherwise expressly stated herein, the Target Stockholders will remain responsible for indemnifying the Buyer Indemnified Party for any Losses incurred by the Buyer Indemnified Party resulting from, arising out of, relating to, in the nature of, or caused by the Third Party Claim to the fullest extent provided in this Article IX.
     9.6 Treatment of Indemnification Payments; Loss Determination.
     (a) All payments made pursuant to this Article IX shall be treated as adjustments to the purchase price for the Shares. If the Target Stockholders makes any payment on any claim pursuant to Section 9.2, the Target Stockholders shall be subrogated, to the extent of such payment, to all rights and remedies of the Buyer Indemnified Party or either Target Entity to any insurance benefits or other claims of such party with respect to such claim.
     (b) For purposes of determining the magnitude of any Loss giving rise to a right to indemnification pursuant to this Article IX (but not in determining whether there has been any breach of the representations, warranties, covenants or agreements made in this Agreement), all materiality and Material Adverse Effect qualifications set forth in any representation, warranty, covenant and agreement herein will be disregarded.
     9.7 Limitation of Liability.
     (a) The obligations of any Target Stockholders shall not apply (i) to any individual claim resulting in Losses of less than $62,400 (the “Claim Minimum”) or (ii) until the aggregate amount of all Losses suffered or incurred by the Buyer Indemnified Parties, excluding Losses attributable to any individual claims that do not equal or exceed the Claim Minimum (“De Minimis Claims”), exceeds the sum of $624,000 (the “Floor”). Once the aggregate amount of Losses, excluding Losses attributable to De Minimis Claims, suffered or incurred by the Buyer Indemnified Parties exceeds the Floor, then the Target Stockholders in the aggregate shall be liable under this Article IX for all such Losses, including Losses attributable to De Minimis Claims, up to the Escrow Amount (the “Cap”).
     (b) Except as otherwise specifically set forth in Section 9.5, the liability of the Target Stockholders shall be limited to the direct Losses suffered or incurred by the Buyer Indemnified Parties. The Target Stockholders shall not be liable for any special, incidental, indirect, or consequential Losses of any kind (including any lost or anticipated profits) suffered or incurred by the Buyer Indemnified Parties, regardless of the form of claim or action and whether based on contract, warranty, tort (including negligence), strict liability, or other theory of liability, and even if the Target Stockholders have been advised or otherwise made aware of the possibility of such Losses.
     (c) Indemnification pursuant to this Article IX shall be the sole remedy of Buyer and any Buyer Indemnified Party for any Loss arising under, or by reason of any breach or alleged breach by the Target Entities or any Target Stockholder of, this Agreement.
     (d) The obligations of the Target Stockholders under this Article IX shall terminate (A) in the case of Losses arising out of a claim of fraud or any inaccuracy in or breach of the representations and warranties contained in Sections 4.1, 4.2, 4.3, 4.4, 4.12, 5.1 and 5.5, or any indemnification arising under Section 9.2(d) above, on the expiration of the applicable statute of limitations relating thereto and (B) in the case of any other Losses, at the conclusion of the escrow period; provided, that if a Buyer Indemnified Party has brought a claim for indemnification against the Target Stockholders prior to such expiration date, such claim shall survive thereafter until such Target Stockholder’s liability therefor has been finally determined as otherwise provided in this Agreement.
     9.8 Escrow; Recourse to Earnout Payments for Certain Claims.
     (a) At the Closing, the initial Escrow Amount of $7,800,000 shall be delivered by Buyer to the Escrow Agent and deposited in a tax-free interest bearing account subject to the terms and conditions of the Escrow Agreement. The Escrow Amount, including interest earned thereon, and (to the extent expressly provided in subsections 9.8(b) and (c) below) the Earnout Payments, shall be available to compensate Buyer for any Losses in respect of which it is entitled to be indemnified pursuant to this Article IX. Except as otherwise set forth in Section 9.8(b) and (c) below, the liability of the Target Stockholders under the indemnification provisions of this Article IX shall be limited to their respective contributions to the Escrow Amount.
     (b) Notwithstanding the foregoing, and subject to the limitations in Section 9.7 above, with respect to any Losses arising out of any inaccuracy in or breach of the representations and warranties contained in Sections 4.1, 4.2, 4.3, 4.4, 5.1 and 5.5, the liability of each Target Stockholder shall be limited to the amount of the consideration actually received by such Target Stockholder for his or her Shares pursuant to this agreement, and shall be recovered first from the Escrow Amount, and if such Escrow Amount has been exhausted by claims of Buyer or otherwise is unavailable to compensate Buyer for any Losses, Buyer shall be entitled to seek further recovery from sources other than the Escrow Amount (including by offsetting any Earnout Payments then or thereafter due and payable to the Target Stockholders).
     (c) Notwithstanding the foregoing, and subject to the limitations in Section 9.7 above, (A) with respect to any Losses arising out of a claim of fraud, there shall be no limit on the liability of any Target Stockholder who is an officer or employee of a Target Entity on the date hereof and who is determined to have participated in such fraud; and (B) with respect to any Losses arising out of a claim of any inaccuracy in or breach of the representations and warranties contained in Section 4.12, or any indemnification arising under Section 9.2(d) above, there shall be no limit on the liability of a Target Stockholder who is on the date hereof an officer of the Target Entity in respect of which the Loss was incurred. The liability of a Target Stockholder described in clause (A) or (B) above in respect of a claim described in such clause shall be recovered first from the Escrow Amount, and if such Escrow Amount has been exhausted by claims of Buyer or otherwise is unavailable to compensate Buyer for any Losses, Buyer shall be entitled to seek further recovery from such Target Stockholder from sources other than the Escrow Amount (including by offsetting any Earnout Payments then or thereafter due and payable to such Target Stockholder, to the extent otherwise permitted by Section 2.4(e)(iv) above).
     (d) Subject to the limitations below, the Escrow Amount remaining on the fifteen (15) month anniversary of the Closing Date (such anniversary, the “Escrow Termination Date”) shall be distributed to the Target Stockholders, unless retained by Buyer or Escrow Agent pursuant to this Article IX or the Escrow Agreement. At the Escrow Termination Date, if any claims for indemnification have been made by Buyer that have not been resolved pursuant to this Article IX, a portion of the Escrow Amount sufficient to cover Buyer’s reasonable estimate of the amount to which Buyer may be entitled as a result thereof shall be retained by Escrow Agent until such claim(s) is resolved (at which time the Escrow Agent shall release such Escrow Amounts in accordance with the resolutions of the claim). Within 30 days after the later of (a) resolution of all indemnity claims of Buyer brought prior to the Escrow Termination Date or (b) the Escrow Termination Date, that portion of the Escrow Amount with respect to which Buyer is not entitled to retain pursuant to this Article IX shall be distributed to the Target Stockholders in accordance with the Target Allocation Percentages set forth in Exhibit A.

ARTICLE X
GENERAL PROVISIONS
     10.1 Assignment. This Agreement and the rights and obligations hereunder shall not be assignable or transferable by any party hereto (including by operation of law in connection with a merger or consolidation) without the prior written consent of (i) Buyer, in the case of any attempted assignment by either of the Target Entities or any of the Target Stockholders, or (ii) the Target Entities and the Target Stockholder Representative, in the case of any attempted assignment by Buyer. Any attempted assignment in violation of this Section 10.1 shall be void.
     10.2 No Third-Party Beneficiaries. Except as set forth in Article IX, this Agreement is for the sole benefit of the parties hereto and their permitted assigns and nothing herein expressed or implied shall give or be construed to give to any Person, other than the parties hereto and such assigns, any legal or equitable rights hereunder. The Buyer Indemnified Parties are intended third party beneficiaries of this Agreement.
     10.3 Notices. All notices or other communications required or permitted to be given hereunder shall be in writing and shall be delivered by hand or sent by facsimile or sent, postage prepaid, by registered, certified or nationally recognized overnight courier service and shall be deemed given when so delivered by hand or confirmed by facsimile machine, or if mailed, three days after mailing (one Business Day in the case of overnight courier service), as follows:
          (i) if to Buyer, to:
Blackbaud, Inc.
2000 Daniel Island Drive
Charleston, South Carolina 29492-7541
Attention: General Counsel
Telephone: (843) 216-6200
Facsimile: (843) 216-3676
          with a copy to:
Wyrick Robbins Yates & Ponton LLP
4101 Lake Boone Trail, Suite 300
Raleigh, NC 27607
Attention: Jeffrey M. Smith
Telephone: (919) 781-4000
Facsimile: (919) 781-4865

          (ii) if to either of the Target Entities, to:
Target Software, Inc. or Target Analysis Group, Inc.
1030 Massachusetts Avenue
Cambridge, Massachusetts 02138
Attention: Lee Gartley, President
Telephone: (617) 583-8620
Facsimile: (617) 498-0938
          with a copy to:
Foley Hoag LLP
World Trade Center West
155 Seaport Boulevard
Boston, Massachusetts 02210
Attention: Robert W. Sweet, Jr.
Telephone: (617) 832-1160
Facsimile: (617) 832-7000
          (iii) if to a Target Stockholder, to the address on file for such Target Stockholder with the Target Entities.
     or to such other address as provided by a party in accordance with this Section 10.3.
     10.4 Headings. The headings contained in this Agreement, in any Exhibit or Schedule hereto and in the table of contents to this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.
     10.5 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more such counterparts have been signed by each of the parties and delivered to the other party. For purposes hereof, facsimile copies hereof and facsimile signatures hereof shall be authorized and deemed effective counterparts.
     10.6 Entire Agreement. This Agreement and the Related Documents contain the entire agreement and understanding between the parties hereto with respect to the subject matter hereof and supersede all prior agreements and understandings relating to such subject matter. Neither party shall be liable or bound to any other party in any manner by any representations, warranties or covenants relating to such subject matter except as specifically set forth herein or in the Related Documents.
     10.7 Amendments and Waivers. This Agreement may not be amended except by a writing signed by the Buyer, the Target Entities and the Target Stockholder Representative. Only by a writing the Target Entities and the Target Stockholder Representative, on the one hand, or Buyer, on the other hand, may waive compliance by Buyer or the Target Entities and the

Target Stockholder Representative, respectively, with any term or provision of this Agreement that such other party was or is obligated to comply with or perform.
     10.8 Expenses. Each of the parties hereto shall bear its own costs and expenses (including fees and disbursements of its counsel, accountants and other financial, legal, accounting or other advisors), incurred by it or its Affiliates in connection with the preparation, negotiation, execution, delivery and performance of this Agreement and each of the other documents and instruments executed in connection with or contemplated by this Agreement and the consummation of the transactions contemplated hereby and thereby; provided, that the Target Stockholders shall have no responsibility for the Target Transaction Expenses, except as expressly set forth in Section 4.5(d) above.
     10.9 Severability. It is the desire and intent of the parties that the provisions of this Agreement be enforced to the fullest extent permissible under the laws and public policies applied in each jurisdiction in which enforcement is sought. Accordingly, if any particular provision of this Agreement shall be adjudicated by a court of competent jurisdiction to be invalid, prohibited or unenforceable for any reason, such provision, as to such jurisdiction, shall be ineffective, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction. Notwithstanding the foregoing, if such provision could be more narrowly drawn so as not to be invalid, prohibited or unenforceable in such jurisdiction, it shall, as to such jurisdiction, be so narrowly drawn, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction.
     10.10 Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of South Carolina applicable to agreements made and to be performed entirely within such State, without regard to the conflicts of law principles of such State.
     10.11 Arbitration.
     (a) Any controversy or claim arising out of or relating to this Agreement or any of the Related Documents, or any breach or default under this Agreement or any of the Related Documents, shall, with respect to all claims pertaining to such controversy, claim, breach, or default (excepting herefrom any action for equitable relief with respect thereto), be settled by arbitration before a panel of three (3) arbitrators selected in accordance with the then-prevailing Rules of Commercial Arbitration of the American Arbitration Association. The arbitration proceeding shall take place in Washington, D.C. or such other location as parties thereto may mutually agree.
     (b) Notwithstanding any contrary provision in the Rules of Commercial Arbitration of the American Arbitration Association, the parties shall be entitled to discovery in any arbitration proceeding, including reasonable document requests, interrogatories, and depositions, all subject to the control of the arbitration panel. To the extent that the parties cannot agree on any aspect of the scope or scheduling of discovery, the arbitration panel shall determine such scope and schedule. In determining the scope and scheduling of discovery, the arbitration panel shall be guided by (i) the Federal Rules of Civil Procedure, and (ii) the interest of the parties in obtaining an expeditious resolution of any dispute that is the subject of the arbitration proceeding. The arbitration panel has the discretion to determine the appropriate scope and schedule of discovery and the factors referred to in the previous sentence are intended to serve as guidance and not as absolute rules.
     (c) The arbitrators shall not contravene or vary in any respect any of the terms or provisions of this Agreement. The award of the arbitrators shall be final and binding upon the parties thereto, and judgment upon any award rendered therein may be entered and enforced in any court of competent jurisdiction.
     (d) Neither this arbitration provision nor a pending arbitration shall prevent a party from seeking or obtaining injunctive relief for any matter at any time.
     10.12 Costs, Expenses, and Attorneys Fees. Except as otherwise determined by the arbitration panel or court, as the case may be, in the event of any arbitration proceeding or litigation arising from any breach or claimed breach of this Agreement or any of the Related Documents, or the enforcement of the provisions hereof or thereof, the prevailing party in such arbitration proceeding or litigation shall be entitled to be reimbursed by the party (or parties) contesting its position for the reasonable costs and expenses (including reasonable attorneys’ fees) incurred by the prevailing party in such arbitration proceeding or litigation, or such portion thereof as the arbitrators or court shall determine to be equitable under the circumstances.
Remainder of page intentionally left blank. Signature pages follow.

     IN WITNESS WHEREOF, the parties hereto have duly executed this Stock Purchase Agreement as of the date first written above.

TARGET ENTITIES:	TARGET SOFTWARE, INC.

	By:	/s/ Lee Gartley

Name: Lee Gartley Title: President

TARGET ANALYSIS GROUP, INC.

	By:	/s/ Lee Gartley

Name: Lee Gartley Title: President

BUYER:	BLACKBAUD, INC.

	By:	/s/ Marc Chardon

Name: Marc Chardon Title: President and Chief Executive Officer

TARGET STOCKHOLDER REPRESENTATIVE:	/s/ Charles Longfield

Charles Longfield

TARGET STOCKHOLDERS:	* Signed by each Target Stockholder

Name: _____________________________

APPENDIX A
     When used in the Stock Purchase Agreement, the following terms shall have the meanings set forth in this Appendix A. As used herein, the terms “Introductory Paragraph,” “Recitals” and “Section” shall refer to the introductory paragraph, recitals and sections, respectively, of the Stock Purchase Agreement to which this Appendix A is attached.
     “Accounts Receivable” means (a) all trade accounts receivable and other rights to payment from customers of the Target Entities and the full benefit of all security for such accounts or rights to payment, including all trade accounts receivable representing amounts receivable in respect of goods shipped or products sold or services rendered to customers of the Target Entities, (b) all other accounts or notes receivable of the Target Entities and the full benefit of all security for such accounts or notes and (c) any claim, remedy or other right related to any of the foregoing.
     “Active Employees” has the meaning set forth in Section 7.3(a).
     “Affiliate” of any Person means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person. For purposes of this definition, the term “control” (including the correlative meanings of the terms “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of such Person, whether through the ownership of voting securities or by contract or otherwise.
     “Agreement” has the meaning set forth in the Introductory Paragraph.
     “Base Financial Statements” has the meaning set forth in Section 4.5(a).
     “Business” with respect to Target Software shall mean the business of providing fundraising and marketing software systems and related implementation and consulting services for nonprofit organizations and with respect to Target Analysis shall mean the business of providing fundraising intelligence and analytic services designed to help non-profit organizations build successful direct response fundraising programs. The term “Businesses” shall refer to the Business of both Target Entities.
     “Business Day” means any day that is not a Saturday, Sunday or other day on which banking institutions in New York, New York are not required to be open.
     “Buyer” has the meaning set forth in the Introductory Paragraph.
     “Buyer Indemnified Party” and “Buyer Indemnified Parties” shall have the meaning set forth in Section 9.2.
     “Cap ”has the meaning set forth in Section 9.7(a).

     “Cash” shall mean money, currency or a credit balance in a deposit account at a financial institution.
     “Cash Equivalents” shall mean (i) marketable direct obligations issued or unconditionally guaranteed by the United States Government or issued by any agency thereof and backed by the full faith and credit of the United States, in each case maturing within one year from the date of acquisition; (ii) marketable direct obligations issued by any state of the United States of America or any political subdivision of any such state or any public instrumentality thereof maturing within one year from the date of acquisition and, at the time of acquisition, having the highest rating obtainable from either Standard & Poor’s Corporation or Moody’s Investors Service, Inc.; (iii) commercial paper issued by any bank or any bank holding company owning any bank maturing no more than one year from the date of its creation and, at the time of acquisition, having the highest rating obtainable from either Standard & Poor’s Corporation or Moody’s Investors Service, Inc.; and (iv) certificates of deposit or bankers’ acceptances maturing within one year from the date of acquisition issued by any bank or by any commercial bank organized under the laws of the United States of America or any state thereof having combined capital and surplus of not less than Two Hundred Fifty Million Dollars ($250,000,000).
     “CERCLA” means the comprehensive environmental response, compensation and liability act of 1980, as amended.
     “Claim Minimum” has the meaning set forth in Section 9.7(a).
     “Closing” has the meaning set forth in Section 3.1.
     “Closing Cash and Cash Equivalents” means the Cash and Cash Equivalents of the Target Entities as of the closing of business on the Business Day immediately prior to the Closing Date.
     “Closing Date” has the meaning set forth in Section 3.1.
     “Closing Indebtedness” means all Indebtedness of the Target Entities outstanding as of the close of business on the Business Day immediately prior to the Closing Date.
     “Code” means the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.
     “Confidential Information” means any information of or concerning the Buyer, the Target Entities, this Agreement and the Transactions that is not already generally available to the public; provided, that Confidential Information shall not include: (i) information that at the time of disclosure is generally available to the public or is otherwise available to the receiving party other than on a confidential basis; (ii) information that, after disclosure, becomes generally available to the public by publication or otherwise through no fault of the receiving party; (iii) information disclosed to the receiving party by a third party not under an obligation of confidentiality to the disclosing party; or (iv) information that is or has been developed by an employee, agent or contractor of the receiving party independently of the disclosures by the disclosing party.
     “Contract” means any contract, agreement, commitment, license, note, bond, mortgage, indenture, lease, sublease, purchase order or other agreement or arrangement, whether verbal or in writing or resulting from a course of conduct by the parties to the contract.
     “Copyrights” means all domestic and foreign copyright interests in any original work of authorship fixed in a tangible medium of expression, whether registered or unregistered, including but not limited to all copyright registrations or foreign equivalents, applications for registration or foreign equivalents, all moral rights, all common-law rights, and all rights to register and obtain renewals and extensions of copyright registrations, together with all other copyright interests accruing by reason of international copyright convention.
     “Covered Services” has the meaning set forth in Section 7.6(a).
     “Customer Licenses” has the meaning set forth in Section 4.9(e).
     “Determination” has the meaning set forth in Section 7.4(b).
     “Documentation” means, collectively, if any, all programmers’ notes or logs, source code annotations, user guides, manuals, instructions, forms, software architecture designs, layouts, Know-How, and other designs, plans, drawings, documentation or materials that relate in any manner to any aspect of the Software or Intellectual Property, whether in tangible or intangible form.
     “Earnout Acceptance Notice” has the meaning set forth in Section 2.4(e)(ii).
     “Earnout Objection Deadline Date” has the meaning set forth in Section 2.4(e)(ii).
     “Earnout Objection Notice” has the meaning set forth in Section 2.4(e)(ii).
     “Earnout Payment” shall have the meaning set forth in Section 2.4(a).
     “Earnout Payment Date” has the meaning set forth in Section 2.4(e)(iii).
     “Earnout Payment Statement” has the meaning set forth in Section 2.4(e)(i).
     “Employment Agreements” has the meaning set forth in Section 3.2(c).
     “Environmental Law” means any federal, state, local, and foreign Law (including, but not limited to, CERCLA, the Resource Conservation and Recovery Act of 1976 and analogous state laws), all judicial and administrative orders and determinations, all contractual obligations, and all common law concerning (x) the protection of human health or the environment (including air, water vapor, surface water, groundwater, drinking water supply, and surface or subsurface land) or (y) the generation, transportation, processing, handling, or disposal of any Hazardous Substances.
     “Equity Securities” means any capital stock or other equity interest or any securities convertible into or exchangeable for capital stock or any other equity interest, or any other rights, warrants or options to acquire any of the foregoing securities.
     “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
     “Escrow Agent” means The Bank of New York.
     “Escrow Agreement” means the Escrow Agreement in substantially the form attached hereto as Exhibit B.
     “Escrow Amount” means the dollar amount held by the Escrow Agent pursuant to the Escrow Agreement, such amount initially to be $7,800,000. The Escrow Amount includes any interest earned on the funds deposited into the Escrow Account.
     “Escrow Termination Date” has the meaning set forth in Section 9.8(d).
     “Exchange Payments” has the meaning set forth in Section 2.5.
     “Excluded License” has the meaning set forth in Section 4.9(q).
     “Excluded Stockholder” has the meaning set forth in Section 7.6.
     “Financial Statements” has the meaning set forth in Section 4.5(a).
     “Floor” has the meaning set forth in Section 9.7(a).
     “GAAP” means United States generally accepted accounting principles set forth in opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as may be approved by a significant segment of the accounting profession, in each case as the same are applicable to the circumstances as of the date of determination.
     “Governing Documents” means with respect to any particular entity, (a) if a corporation, the articles or certificate of incorporation and the bylaws; (b) if a general partnership, the partnership agreement and any statement of partnership; (c) if a limited partnership, the limited partnership agreement and the certificate of limited partnership; (d) if a limited liability company, the articles of organization and operating agreement; (e) if another type of Person, any other charter or similar document adopted or filed in connection with the creation, formation or organization of the Person; (f) all equityholders’ agreements, voting agreements, voting trust agreements, joint venture agreements, registration rights agreements or other agreements or documents relating to the organization, management or operation of any Person or relating to the rights, duties and obligations of the equityholders of any Person; and (g) any amendment or supplement to any of the foregoing.
     “Governmental Entity” means any federal, state, local or foreign government or governmental entity or any political or other subdivision, department or branch thereof, or any regulatory, administrative or other agency or any court, tribunal or quasi-judicial agency or commission or other governmental authority or instrumentality, domestic or foreign.
     “Hazardous Substance” means any substance that is listed, defined, designated or classified as hazardous or toxic under applicable Laws or is otherwise regulated by a Governmental Entity pursuant to Environmental Laws, including petroleum, petroleum products, asbestos, asbestos-containing material, urea formaldehyde and polychlorinated biphenyls.
     “Indebtedness” means all obligations of the Target Entities (i) for any short-term indebtedness, long-term indebtedness, loans from officers or other employees, any other borrowed money and capital leases owed to a bank or any other Person (including, without limitation, any letter of credit, banker’s acceptance or related reimbursement agreement, to the extent drawn and any seller notes issued in connection with any acquisition undertaken by the Target Entities); (ii) under any interest rate protection agreements (valued on a market quotation basis); (iii) for any obligation in respect of the deferred price of property; (iv) any obligation to pay salary, severance or termination payments and benefit amounts, to the extent earned at Closing pursuant to Section 7.3; (v) to guarantee or be liable for obligations of the types described in clauses (i)-(iv) of any other Person; and (vi) for any accrued interest, prepayment premiums or penalties or other costs, fees or expenses related to any of the foregoing outstanding as of the close of business on the Business Day immediately prior to the Closing Date.
     “Initial Payment Amount” has the meaning set forth in Section 2.2(a).
     “Insurance Policies” has the meaning set forth in Section 4.22.
     “Intellectual Property” means all Patents, Trademarks, Copyrights, Documentation, Inventions, Know-How, Software, Trade Secrets, websites, and internet domain name registrations.
     “Intellectual Property License” shall have the meaning set forth in Section 4.9(b).
     “Inventions” means novel devices, processes, compositions of matter, methods, techniques, observations, discoveries, apparatuses, designs, expressions, theories and ideas, whether or not patentable, including Copyrights, Software and Trade Secrets.
     “Inventory” has the meaning set forth in Section 4.19.
     “Key Employees” shall mean Charles Longfield and Lee Gartley.
     “Know-How” means scientific, engineering, financial, marketing, practical or other knowledge or experience useful in the operation of the Business.

     “Knowledge” with respect to either Target Entity and a particular fact or matter, shall mean the actual awareness of such fact or matter by (i) Charles Longfield, Lee Gartley, Andrew Finke, William Stansbury, Rob Harris and Leslie Anderson, including, with respect to any representation or warranty contained in this Agreement, after due and diligent inquiry of such persons, or (ii) any other current officer of the Company for whom familiarity with facts or matters of that character would be within the scope of his or her duties.
     “Latest Balance Sheets” has the meaning set forth in Section 4.5(a).
     “Law” means any law, statute, ordinance, rule, regulation, code, order, judgment, injunction, decree or other provision having the force or effect of law enacted, issued, promulgated, enforced or entered by a Governmental Entity.
     “Leased Real Property” has the meaning set forth in Section 4.8.
     “Liability” means any Person, any liability or obligation of such Person of any kind, character or description, whether known or unknown, absolute or contingent, accrued or unaccrued, disputed or undisputed, liquidated or unliquidated, secured or unsecured, joint or several, due or to become due, vested or unvested, executory, determined, determinable or otherwise, and whether or not the same is required to be accrued on the financial statements of such Person.
     “Licensed Intellectual Property” means any Intellectual Property licensed to either of the Target Entities that is used in or necessary to the conduct of the Businesses as presently conducted (other than shrinkwrap or other commercially available off-the-shelf software that is licensed to either of the Target Entities for internal use and not sublicensed by them or incorporated in any product or service of either Target Entity.)
     “Liens” means mortgages, deeds of trust, liens, security interests, pledges, easements, rights of first refusal, options, restrictions or encumbrances or charges of any kind.
     “Loss” and “Losses” have the meanings set forth in Section 9.2.
     “Material Adverse Effect” means any effect, event or change that, individually or in the aggregate that has had (or could reasonably be expected to have) an effect that is materially adverse on the Business, assets, condition (financial or otherwise), liabilities, earnings, operating results, operations, or business prospects of the Target Entities individually or in the aggregate, or to the ability of the Target Entities to consummate timely the Transactions (regardless of whether or not such adverse effect or change can be or has been cured at any time or whether Buyer has knowledge of such effect or change on the date hereof), including any adverse change, event, development, or effect arising from or relating to (a) changes in GAAP, or (b) changes in laws, rules, regulations, orders, or other binding directives issued by any Governmental Entity, including any changes or binding directives resulting from the taking of any action contemplated by this Agreement and the Related Documents; provided that none of the following shall be taken into account for determining whether a Material Adverse Effect has occurred: (a) any general condition affecting the industry in which the Target Entities are engaged and that do not affect them, taken as a whole, disproportionately, as compared to other companies in such industry; (b) the announcement or pendency of this Agreement or any of the transactions contemplated hereby, or the disclosure of the identity of Buyer as the acquiror of the Target Entities, (c) any action taken by either Target Entity at Buyer’s request or pursuant to a requirement in this Agreement or any of the Related Documents, (d) acts of war or terrorism; (e) general economic, political and financial market changes that do not affect the Target Entities, taken as a whole, disproportionately; or (f) any action (or failure to take any action) by Buyer, except as required or contemplated by this Agreement.
     “Material Contracts” has the meaning set forth in Section 4.10(a).
     “Minimum Revenue Target” has the meaning set forth in Section 2.4(b).
     “Noncompetition Agreements” has the meaning set forth in Section 3.2(d).
     “Occupational Safety and Health Law” means any legal requirement designed to provide safe and healthful working conditions and to reduce occupational safety and health hazards, including the Occupational Safety and Health Act, and any program, whether governmental or private (such as those promulgated or sponsored by industry associations and insurance companies), designed to provide safe and healthful working conditions.
     “Ordinary Course of Business” means the conduct of the Business in a manner substantially consistent with the historical custom, practice and procedures of the Target Entities (including with respect to quantity and frequency).
     “Owned Intellectual Property” means Intellectual Property that is used in or necessary to the conduct of the Businesses as presently conducted in which the either of the Target Entities has or purports to have an ownership interest.
     “Patents” means and includes all domestic and foreign patents (including certificates of invention and other patent equivalents), provisional applications, patent applications and patents issuing therefrom, as well as any division, continuation or continuation in part, reissue, extension, reexamination certification, revival or renewal of any patent, and all Inventions and subject matter related to such patents and patent applications, in any and all forms.
     “Permits” has the meaning set forth in Section 4.11.
     “Permitted Liens” means: (i) mechanics’, carriers’, workmen’s, repairmen’s or other similar common law or statutory Liens arising or incurred in the Ordinary Course of Business and which would not materially impair either of the Target Entities or any of their assets or properties, (ii) Liens arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the Ordinary Course of Business, the payments under which contracts and leases are current and are not past due, (iii) Liens for Taxes that are not due and payable or that may thereafter be paid without penalty or that are being contested in good faith by appropriate proceedings; (iv) with respect to real property, easements, covenants, rights-of-way and other similar restrictions of record; (v) any conditions that may be shown by a current, accurate survey of any real property made by Buyer prior to Closing; and (vi) (A) zoning, building and other similar restrictions, (B) Liens that have been placed by any developer, landlord or other third party on property over which either of the Target Entities has easement rights, and other minor defects in title none of which items set forth in this clause (vi), individually or in the aggregate, materially impair the continued use and operation of the property in the conduct of the Businesses.
     “Person” means and includes an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, a Governmental Entity (or any department, agency or political subdivision thereof) or other entity.
     “Proceeding” means any action, suit, claim, litigation, investigation, hearing or proceeding before any Governmental Entity or arbitrator.
     “Products” has the meaning set forth in Section 4.9(c).
     “Promissory Note” has the meaning set forth in Section 3.4(a).
     “Related Documents” means the Promissory Note, the Escrow Agreement, each Employment Agreement and each Noncompetition Agreement executed in connection with the Transactions.
     “Releasees” has the meaning set forth in Section 7.7.
     “Restricted Area” has the meaning set forth in Section 7.6(a).
     “Returns” means, collectively, returns, declarations of estimated Tax, Tax reports, claims for refunds, information returns and statements relating to any Taxes with respect to any income, assets or operations of the Target Entities, including any schedule or attachment thereto and any amendment thereof.
     “Schedule of Exceptions” has the meaning set forth in the introductory paragraph of Article IV.
     “S Corp” has the meaning set forth in Section 4.12(j).
     “Section 338 Allocation Schedule” has the meaning set forth in Section 7.4 (b).
     “Section 338 Election” has the meaning set forth in Section 7.4(a).
     “Section 338 Forms” has the meaning set forth in Section 7.4(a).
     “Selected Firm” means an independent accounting firm selected by the mutual agreement of Buyer and the Target Stockholder Representative as follows: within 10 days following the delivery of an Earnout Objection Notice, each of Buyer and the Target Stockholder Representative shall propose to the other in writing at least two such firms acceptable to it to act as the Selected Firm. Any firm currently engaged as the independent public accounting firm for or that has otherwise provided substantial services to Buyer or a Target Entity shall be ineligible to be proposed by such party serve as an arbitrator without the consent of the other party. If the parties have not, by the end of the 30-day period referred to above, agreed upon the Selected Firm, then the Selected Firm shall be selected by one party, drawn by lot, from the list of firms proposed by the other party.
     “Shares” has the meaning set forth in the Recitals.
     “Software” means all versions of all software (including software programs, objects, modules, routines, algorithms and code, in both source code, object code and executable form), machine readable databases and compilations, data structures and all data and collections of data and all content on internet sites owned by or licensed to either of the Target Entities and all derivative works of any of such software.
     “Stock Option Plans” means the Target Software, Inc. 1995 Incentive and Nonqualified Stock Option Plan and the Target Analysis Group, Inc. 1999 Incentive and Nonqualified Stock Option Plan.
     “Subsidiary” of any Person means another Person, an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its board of directors or other governing body (or, if there are no such voting interests, 50% or more of the equity interests of which) is owned directly or indirectly by such first Person (or any Subsidiary of such Person).
     “Target 2007 Revenue” has the meaning set forth in Section 2.4(c)(i).
     “Target Allocation Percentages” shall mean the percentage allocation of payments to be made to the Target Stockholders pursuant to this Agreement, such percentage to be determined pursuant to Section 2.2(a) and approved by the boards of directors of the Target Entities and shall be set forth on Exhibit A hereof.
     “Target Analysis” has the meaning set forth in the Introductory Paragraph.
     “Target Analysis Stockholders” has the meaning set forth in the Introductory Paragraph.
     “Target Benefit Plan” shall have the meaning set forth in Section 4.14(a).
     “Target Entity” and “Target Entities” have the meanings set forth in the Introductory Paragraph.
     “Target Options” has the meaning set forth in Section 2.5.
     “Target Products” has the meaning set forth in Section 2.4(c)(ii).

     “Target Software” has the meaning set forth in the Introductory Paragraph.
     “Target Software Stockholders” has the meaning set forth in the Introductory Paragraph.
     “Target Stockholder Representative” shall mean Charles Longfield.
     “Target Stockholders” has the meaning set forth in the Introductory Paragraph.
     “Target Transaction Expenses” shall mean the legal, accounting, financial advisory and other third-party advisory or consulting fees and expenses incurred by the Target Entities in connection with or as a result of the Transactions that are accrued and unpaid at the Closing or, if not accrued at the Closing, will become due after the Closing, by reason of legal, accounting, financial advisory and other third-party advisory or consulting services provided to the Target Entities in connection with the Transactions.
     “Tax” or “Taxes” means any and all federal, state, local or foreign income taxes (including any tax on or based upon net income, gross income, or income as specially defined, or earnings, profits, or selected items of income, earnings or profits) and any and all federal, state, local or foreign gross receipts, sales, use, ad valorem, transfer, franchise, license, withholding, payroll, employment or windfall profits taxes, alternative or add-in minimum taxes, customs duties or other taxes of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts imposed by any taxing authority, whether disputed or not and including any obligations to indemnify or otherwise assume or succeed to the Tax Liability of any other Person.
     “Third Party Claim” has the meaning set forth in Section 9.5.
     “Trade Secrets” means any formula, design, device or compilation, or other information which is used or held for use by a business, which gives the holder thereof an advantage or opportunity for advantage over competitors which do not have or use the same, and which is not generally known by the public. Trade Secrets can include, by way of example, formulas, market surveys, market research studies, customer lists, information contained on drawings and other documents and information relating to research, development or testing.
     “Trademarks” means and includes all domestic and foreign trademarks, trade dress, service marks, trade names, icons, logos, slogans and other indicia of source or sponsorship of goods and services, designs and logotypes related to the above, in any and all forms, and all trademark registrations and applications for registration related to such trademarks (including, but not limited to, intent-to-use applications).
     “Transactions” means the transactions contemplated by this Agreement and the Related Documents.
     “Treasury Regulations” means the temporary and final regulations promulgated by the United States Department of the Treasury pursuant to and in respect of the provisions of the

Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).
     “Unresolved Earnout Objections” has the meaning set forth in Section 2.4(e)(ii)(B).